/15

05010500

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Gigante S.A. de C.V.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3142 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 8/17/05

WHITE & CASE

White & Case, S.C.
Abogados
Torre del Bosque – PH
Blvd. Manuel Avila Camacho #24
Col. Lomas de Chapultepec
11000 México, D.F.

Tel (5255) 5540 9600
Fax (5255) 5540 9699
www.whitecase.com

Direct Dial + (5255) 5540-9689 Direct Facsimile + (5255) 5540-9699 sgoldstein@whitecase.com

RECEIVED
2005 AUG 15 P 1:41

ARLS
12-31-04

August 9, 2005

File Number 82-314

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 11 2005
WASH, D.C.
185

Re: Grupo Gigante, S.A. de C.V./ Rule 12g3-2(b) File Number 82-3142

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended, (the "Act") previously granted to Grupo Gigante, S.A. de C.V. (the "Company") and hereby transmit to you the following documentation required to be submitted under the Rule:

(A) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English version of the Company's financial report for the second quarter of 2005, provided to the Mexican Stock Exchange (the "BMV");

(B) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (A), (B) and (iii), an English summary of the minutes of the General Annual Ordinary Shareholders' Meeting held on April 11, 2005 and the corresponding attendance list;

(C) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B), (C) and (iii), the Company's 2004 Annual Report provided to the shareholders;

(D) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English summary and translation of the executive summary of the Annual Report for the year 2004 submitted on June 29, 2005 to the CNBV and to the BMV, in compliance with the Rules issued by the CNBV;

(E) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English summary of the contents of the Report on Compliance with the Best Corporate Practices Code submitted on June 29, 2005 to the CNBV and to the BMV, in compliance with the Rules issued by the CNBV; and

(F) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (A), (B) and (iii), an English version of a press release informing about the Company's second quarter 2005 results.

As stated in paragraph (5) of Rule 12g3-2(b), the Company understands that it is furnishing the Securities and Exchange Commission with the information set forth above and that the documents being delivered herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,

Sean Goldstein

Enclosures

CC: Sergio Valdéz Arriaga
Manuel Cullen (without enclosures)

SG:pmj

no save date (document not saved) (2K)
[Document4]

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 2 YEAR: 2005
GRUPO GIGANTE, S.A. DE C.V..

CONSOLIDATED FINANCIAL STATEMENT
AS OF JUNE 30 OF 2005 AND 2004
(In Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**22,148,876**	**100**	**22,024,845**	**100**
2	**CURRENT ASSETS**	**6,217,133**	**28**	**6,170,896**	**28**
3	CASH AND SHORT-TERM INVESTMENTS	294,446	1	262,895	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	361,833	2	315,441	1
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	869,799	4	1,151,842	5
6	INVENTORIES	4,410,301	20	4,029,571	18
7	OTHER CURRENT ASSETS	280,754	1	411,147	2
8	**LONG-TERM**	**191,403**	**1**	**172,316**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS	0	0	0	0
11	OTHER INVESTMENTS	191,403	1	172,316	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**14,944,340**	**67**	**14,941,212**	**68**
13	PROPERTY	14,800,145	67	14,551,820	66
14	MACHINERY	0	0	0	0
15	OTHER EQUIPMENT	7,424,402	34	7,224,469	33
16	ACCUMULATED DEPRECIATION	7,622,953	34	6,974,873	32
17	CONSTRUCTION IN PROGRESS	342,746	2	139,796	1
18	**DEFERRED ASSETS (NET)**	**561,398**	**3**	**516,555**	**2**
19	**OTHER ASSETS**	**234,602**	**1**	**223,866**	**1**
20	**TOTAL LIABILITIES**	**9,151,983**	**100**	**8,821,171**	**100**
21	**CURRENT LIABILITIES**	**6,225,555**	**68**	**5,538,971**	**63**
22	SUPPLIERS	4,554,894	50	3,959,428	45
23	BANK LOANS	759,354	8	705,241	8
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	147,697	2	150,437	2
26	OTHER CURRENT LIABILITIES	763,610	8	723,865	8
27	**LONG-TERM LIABILITIES**	**1,825,139**	**20**	**2,078,456**	**24**
28	BANK LOANS	1,726,625	19	1,965,447	22
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	98,514	1	113,009	1
31	**DEFERRED LOANS**	**1,101,289**	**12**	**1,203,744**	**14**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**12,996,893**	**100**	**13,203,674**	**100**
34	**MINORITY INTEREST**	**63,542**		**46,709**	
35	**MAJORITY INTEREST**	**12,933,351**	**100**	**13,156,965**	**100**
36	**CONTRIBUTED CAPITAL**	**9,227,505**	**71**	**9,234,944**	**70**
37	PAID-IN CAPITAL STOCK (NOMINAL)	105,204	1	104,673	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	2,323,846	18	2,323,744	18
39	PREMIUM ON SALES OF SHARES	6,798,455	52	6,806,527	52
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**3,705,846**	**29**	**3,922,021**	**30**
42	RETAINED EARNINGS AND CAPITAL RESERVE	14,305,009	110	13,906,213	105
43	SHARES REPURCHASE FUND	1,646,157	13	1,596,783	12
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(12,122,024)	(93)	(11,770,387)	(89)
45	NET INCOME FOR THE YEAR	(123,296)	(1)	189,412	1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: **2** YEAR: **2005**

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	PRESENT QUARTER Amount	PRESENT QUARTER %	QUARTER OF PREVIOUS YEAR Amount	QUARTER OF PREVIOUS YEAR %
3	**CASH AND SHORT-TERM INVESTMENTS**	**294,446**	**100**	**262,895**	**100**
46	CASH	137,901	47	197,676	75
47	SHORT-TERM INVESTEMENTS	156,545	53	65,219	25
18	**DEFERRED ASSETS (NET)**	**561,398**	**100**	**516,555**	**100**
48	AMORTIZED OR REDEEMED	134,305	24	68,113	13
49	GOODWILL	424,829	76	446,398	86
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	2,264	0	2,044	0
21	**CURRENT LIABILITIES**	**6,225,555**	**100**	**5,538,971**	**100**
52	FOREIGN CURRENCY LIABILITIES	365,407	6	466,822	8
53	MEXICAN PESO LIABILITIES	5,860,148	94	5,072,149	92
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER		0		0
55	CURRENT MATURITIES OF MEDIUM TERM		0		0
56	CURRENT MATURITIES OF BONDS		0		0
26	**OTHER CURRENT LIABILITIES**	**763,610**	**100**	**723,865**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	588	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	763,022	100	723,865	100
27	**LONG-TERM LIABILITIES**	**1,825,139**	**100**	**2,078,456**	**100**
59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESO LIABILITIES	1,825,139	100	2,078,456	100
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS		0		0
62	MEDIUM TERM NOTES		0		0
30	**OTHER LOANS**	**98,514**	**100**	**113,009**	**100**
63	OTHER LOANS WITH COST	36,610	37	46,084	41
64	OTHER LOANS WITHOUT COST	61,904	63	66,925	59
31	**DEFERRED LOANS**	**1,101,289**	**100**	**1,203,744**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,101,289	100	1,203,744	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES		0		0
69	OTHERS LIABILITIES		0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(12,122,024)**	**100**	**(11,770,387)**	**100**
	ACCUMULATED INCOME DUE TO MONETARY POSITION	**(301,127)**	**(2)**	**(301,127)**	**(3)**
	INCOME FROM NON-MONETARY POSITION	**(11,820,897)**	**(98)**	**(11,469,260)**	**(97)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 2 YEAR: **2005**

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REFS	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
72	WORKING CAPITAL	(8,422)	631,925
73	PENSION FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	591	592
75	EMPLOYERS (*)	12,244	12,404
76	EMPLOYEES (*)	19,985	19,756
77	OUTSTANDING SHARES (*)	982,615,977	977,654,977
78	REPURCHASED SHARES (*)	3,683,967	8,644,967

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE | QUARTER: **2** | YEAR: **2005**

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY 1st TO JUNE 30 OF 2005 AND 2004
(In Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	PRESENT QUARTER Amount	PRESENT QUARTER %	QUARTER OF PREVIOUS YEAR Amount	QUARTER OF PREVIOUS YEAR %
1	**NET SALES**	**14,794,699**	**100**	**15,367,892**	**100**
2	COST OF SALES	11,497,233	78	11,917,394	78
3	**GROSS INCOME**	**3,297,466**	**22**	**3,450,498**	**22**
4	OPERATING	3,131,578	21	2,978,360	19
5	**OPERATING INCOME**	**165,888**	**1**	**472,138**	**3**
6	TOTAL FINANCING	151,675	1	101,528	1
7	**INCOME AFTER FINANCING COST**	**14,213**	**0**	**370,610**	**2**
8	OTHER FINANCIAL TRANSACTIONS	49,732	0	23,728	0
9	**INCOME BEFORE TAXES AND EMPLOYEE PROFIT SHARING**	**(35,519)**	**(0)**	**346,882**	**2**
10	RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING	48,400	0	133,793	1
11	**INCOME AFTER TAXES AND EMPLOYEE PROFIT SHARING**	**(83,919)**	**(1)**	**213,089**	**1**
12	SHARE NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS**	**(83,919)**	**(1)**	**213,089**	**1**
14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(83,919)**	**(1)**	**213,089**	**1**
16	EXTRAORDINARY ITEMS NET EXPENSES	**36,716**	0	**20,557**	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRICIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(120,635)**	**(1)**	**192,532**	**1**
19	NET INCOME OF MINORITY INTEREST	**2,661**	0	**3,120**	0
20	**NET INCOME OF MAJORITY INTEREST**	**(123,296)**	**(1)**	**189,412**	**1**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: QUARTER: **2** YEAR: **2005**

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
R		Amount	%	Amount	%
1	**NET SALES**	**14,794,699**	**100**	**15,367,892**	**100**
21	DOMESTIC	14,053,528	95	14,645,701	95
22	FOREIGN	741,171	5	722,191	5
23	EXPRESSED IN US DOLLARS (***)	68,780	0	67,018	0
6	**TOTAL FINANCING COST**	**151,675**	**100**	**101,528**	**100**
24	INTEREST PAID	208,128	137	196,861	194
25	FOREIGN EXCHANGE LOSSES	22,211	15	55,042	54
26	INTEREST EARNED	17,283	11	7,721	8
27	FOREIGN EXCHANGE PROFITS	11,306	7	29,145	29
28	GAIN DUE TO MONETARY POSITION	(50,075)	(33)	(113,509)	(112)
42	LOSS FROM RESTATEMENT OF UDIS	0	0	0	0
43	GAIN FROM RESTATEMENT OF UDIS	0	0	0	0
8	**OTHER FINANCIAL TRANSACTIONS**	**49,732**	**100**	**23,728**	**100**
29	OTHER EXPENSES (INCOME) NET	49,732	100	23,728	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM INVESMENT	0	0	0	0
9	**RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING**	**48,400**	**100**	**133,793**	**100**
32	INCOME TAX	16,181	33	35,742	27
33	DEFERRED INCOME TAX	31,422	65	97,335	73
34	EMPLOYEE PROFIT SHARING	797	2	716	1
35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 2 YEAR: 2005

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
36	TOTAL SALES	14,666,123	15,341,408
37	NET INCOME FOR THE YEAR	0	0
38	NET SALES (**)	31,345,804	32,334,333
39	OPERATION INCOME (**)	638,820	921,870
40	NET INCOME OF MAJORITY INTEREST (**)	87,507	373,849
41	NET CONSOLIDATED INCOME (**)	102,291	374,001

(**) THE RESTATED INFORMATION OF THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: **2** YEAR: **2005**

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM ABRIL 1st TO JUNE 30 OF 2005 AND 2004
(In Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	PRESENT QUARTER Amount	PRESENT QUARTER %	QUARTER OF PREVIOUS YEAR Amount	QUARTER OF PREVIOUS YEAR %
1	**NET SALES**	**7,300,190**	**100**	**7,623,027**	**100**
2	COST OF SALES	5,696,583	78	5,933,446	78
3	**GROSS INCOME**	**1,603,607**	**22**	**1,689,581**	**22**
4	OPERATING	1,582,901	22	1,492,288	20
5	**OPERATING INCOME**	**20,706**	**0**	**197,293**	**3**
6	TOTAL FINANCING	105,152	1	104,864	1
7	**INCOME AFTER FINANCING COST**	**(84,446)**	**(1)**	**92,429**	**1**
8	OTHER FINANCIAL TRANSACTIONS	32,747	0	8,743	0
9	**INCOME BEFORE TAXES AND EMPLOYEE PROFIT SHARING**	**(117,193)**	**(2)**	**83,686**	**1**
10	RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING	25,353	0	24,428	0
11	**INCOME AFTER TAXES AND EMPLOYEE PROFIT SHARING**	**(142,546)**	**(2)**	**59,258**	**1**
12	SHARE NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS**	**(142,546)**	**(2)**	**59,258**	**1**
14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(142,546)**	**(2)**	**59,258**	**1**
16	EXTRAORDINARY ITEMS NET EXPENSES	18,139	0	11,860	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRICIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(160,685)**	**(2)**	**47,398**	**1**
19	NET INCOME OF MINORITY INTEREST	558	0	(305)	0
20	**NET INCOME OF MAJORITY INTEREST**	**(161,243)**	**(2)**	**47,703**	**1**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: **2** YEAR: **2005**

GRUPO GIGANTE, S.A. DE C.V.

QUARTERLY FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	PRESENT QUARTER Amount	PRESENT QUARTER %	QUARTER OF PREVIOUS YEAR Amount	QUARTER OF PREVIOUS YEAR %
1	**NET SALES**	**7,300,190**	**100**	**7,623,027**	**100**
21	DOMESTIC	6,964,770	95	7,298,633	96
22	FOREIGN	335,420	5	324,394	4
23	EXPRESSED IN US DOLLARS (***)	31,127	0	30,103	0
6	**TOTAL FINANCING COST**	**105,152**	**100**	**104,864**	**100**
24	INTEREST PAID	101,712	97	103,600	99
25	FOREIGN EXCHANGE LOSSES	20,040	19	20,555	20
26	INTEREST EARNED	6,271	6	3,887	4
27	FOREIGN EXCHANGE PROFITS	9,876	9	8,954	9
28	GAIN DUE TO MONETARY POSITION	(453)	0	(6,450)	(6)
42	LOSS FROM RESTATEMENT OF UDIS	0	0	0	0
43	GAIN FROM RESTATEMENT OF UDIS	0	0	0	0
8	**OTHER FINANCIAL TRANSACTIONS**	**32,747**	**100**	**8,743**	**100**
29	OTHER EXPENSES (INCOME) NET	32,747	100	8,743	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM	0	0	0	0
9	**RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING**	**25,353**	**100**	**24,428**	**100**
32	INCOME TAX	13,383	53	15,786	65
33	DEFERRED INCOME TAX	11,226	44	7,993	33
34	EMPLOYEE PROFIT SHARING	744	3	649	3
35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 2 YEAR: 2005
GRUPO GIGANTE, S.A. DE C.V.

STATEMENT OF CHANGES IN THE FINANCIAL RESULTS
FROM JANUARY 1st TO JUNE 30 OF 2005 AND 2004
(In Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(120,635)**	**192,532**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH	246,720	304,382
3	**CASH FLOW FROM NET INCOME FOR THE YEAR**	**126,085**	**496,914**
4	CASH FLOW CHANGES IN WORKING CAPITAL	176,301	(570,151)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**302,386**	**(73,237)**
6	CASH FLOW FROM EXTERNAL FINANCING	(123,667)	(60,237)
7	CASH FLOW FROM INTERNAL FINANCING	42,960	582
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(80,707)**	**(59,655)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(549,969)**	**(225,401)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(328,290)	(358,293)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	622,736	621,188
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	294,446	262,895

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE　　QUARTER: 2　　YEAR: 2005

GRUPO GIGANTE, S.A. DE C.V.

STATEMENT OF CHANGES IN THE FINANCIAL RESULTS
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH**	**246,720**	**304,382**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	397,352	404,835
14	+(-) NET INCREASE (DECREASE) IN PENSION FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONETARY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES RESTATEMENT	0	0
17	+(-) OTHER ITEMS	(176,736)	(100,453)
40	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH	26,104	0
4	**CASH FLOW CHANGE IN WORKING CAPITAL**	**176,301**	**(570,151)**
18	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	426,228	621,560
19	+(-) DECREASE (INCREASE) IN INVENTORY	(312,081)	355,524
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(12,457)	(76,634)
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNTS	528,663	(1,397,484)
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(454,052)	(73,117)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(123,667)**	**(60,237)**
23	+ SHORT-TERM BANK AND STOCK EXCHANGE FINANCING	161,224	(60,237)
24	+ LONG-TERM BANK AND STOCK EXCHANGE FINANCING	(284,891)	0
25	+ DIVIDENDS RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK EXCHANGE AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**42,960**	**582**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	534	(57)
31	(-) DIVIDENDS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	42,426	639
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(549,969)**	**(225,401)**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	2,994
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(609,772)	(199,333)
36	(-) INCREASE IN BUILDINGS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	73,519	0
39	+(-) OTHER ITEMS	(13,716)	(29,062)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: **2** YEAR: **2005**

GRUPO GIGANTE, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P		PRESENT QUARTER YEAR		QUARTER OF PREVIOUS YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(0.82)	%	1.25	%
2	NET INCOME TO STOCKHOLDERS EQUITY (**)	0.68	%	2.84	%
3	NET INCOME TO TOTAL ASSETS (**)	0.46	%	1.70	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(41.51)	%	58.96	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.42	times	1.47	times
7	NET SALES TO FIXED ASSETS (**)	2.10	times	2.16	times
8	INVENTORY ROTATION (**)	5.53	times	6.05	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	4	days	3	days
10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	16.90	%	13.50	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	41.32	%	40.05	%
12	TOTAL LIABILITIES TO STOCK HOLDERS EQUITY	0.70	times	0.67	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	3.99	%	5.29	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	12.21	%	13.91	%
15	OPERATING INCOME TO INTEREST PAID	0.80	times	2.40	times
16	NET SALES TO TOTAL LIABILITIES (**)	3.43	times	3.67	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.00	times	1.11	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.29	times	0.39	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.68	times	0.70	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	4.73	%	4.75	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	0.85	%	3.23	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	1.19	%	(3.71)	%
23	CASH GENERATED (USED) IN OPERATIONS TO INTEREST PAID	1.45	times	(0.37)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	153.23	%	100.98	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(53.23)	%	(0.98)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	110.87	%	88.43	%

(**) FOR THIS DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: **2** YEAR: **2005**

GRUPO GIGANTE, S.A. DE C.V.

INFORMATION PER SHARE
CONSOLIDATED

Final Printing

REF D		PRESENT QUARTER YEAR			QUARTER OF PREVIOUS YEAR		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.09		$	0.38	
2	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.09		$	0.38	
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**)	$	0.09		$	0.38	
5	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATIONS PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATIONS PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON CONTINUING OPERATIONS PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	BOOK VALUE PER SHARE	$	13.16		$	13.46	
9	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO BOOK VALUE		0.55	times		0.54	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		81.73	times		18.96	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERRED SHARE (**)		0.00	times		0.00	times

MEXICO CITY STOCK EXCHANGE *(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)*
SIFIC/ICS

Ticker: Gigante **Quarter: 2 Year: 2005**
Grupo Gigante, S.A. de C.V.

GENERAL DIRECTOR'S REPORT (1)
(Management Analysis and Discussion of the Group's Financial Condition and Operation Results)

ANNEX 1

Consolidated
Final Printing

During the second quarter of the year, the Group's total sales were $7,300 million pesos, a decline of 4.23% in real terms compared to the same period of 2004. Additionally, same store sales for the quarter decreased 5.10% in real terms. In cumulative terms, total sales fell 3.73% in real terms.

The Group's sales have been negatively affected, in large part, due to aggressive competition within the marketplace, the calendar effect of Holy Week and the reduction in the sales floor area in our self-service stores, the latter being the result of store closures, as was the case with PriceSmart, rebuilding and renovations. Nevertheless, we will continue with our plan to remodel stores as we have seen a positive trend in our remodeled units.

During the quarter, gross profit reached $1,605 million pesos, a reduction of 5.1%, in real terms versus the same quarter of the previous year. This result was due to the reduction in sales. However, the gross margin remained stable, declining only 20 basis points.

Operating expenses for the quarter increased 6.07% in real terms, primarily due to the expansion of our other business formats. As a result, operating income as a percentage of sales declined by 230 basis points compared to the same period of 2004. Operating income was $21 million pesos for the quarter and $166 million pesos in cumulative terms. With respect to our self-service business, we have been focusing our efforts on reducing operating expenses by optimizing resources in order to achieve a higher level of efficiency, better operation and processes.

As a result of the above, operating cash flow (EBITDA) decreased 45.90% during the quarter compared to the same period of the previous year, to reach $217 million pesos.

The comprehensive financing cost (CFC) for the quarter was $105 million pesos, which is very similar to that of the same period of 2004.

MEXICO CITY STOCK EXCHANGE *(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)*
SIFIC/ICS

Ticker: Gigante **Quarter: 2 Year: 2005**
Grupo Gigante, S.A. de C.V.

GENERAL DIRECTOR'S REPORT (1)
(Management Analysis and Discussion of the Group's Financial Condition and Operation Results)

ANNEX 1

Consolidated
Final Printing

As a result of the previously mentioned factors, the Group registered a $161 million peso loss in net income during the quarter and a loss of $123 million pesos in cumulative terms.

In the month of May, we began dry food operations at our new distribution center in Tultitlán, Estado de México, with the refrigerated section due to begin operating in the third quarter. As a result, we have increased our logistic capacity to 73% in terms of square meters and 70% in terms of operating volume. In addition, we incorporated 500 more suppliers into this center, which will result in benefits in our supply chain and, therefore, better prices for the consumer.

An important event that took place during the quarter was the implementation of the SAP system for fresh and dry products in stores located in the northern and western regions of the country. It is worth mentioning that this process was completed prior to the deadline and that we will conclude the process throughout the entire self-service chain during the third quarter of 2005. This is fundamental for successfully achieving the efficiencies that we have been proposing since 2004. Currently, the areas of operations, logistics, distribution, purchasing, management and accounting operate on this technological platform.

The company's operating cash flow was primarily used to fund the $610 million pesos investment in store openings and renovations. In addition, we will continue with our expansion and renovation plan.

In May of this year, Office Depot proudly celebrated ten years in Mexico by inaugurating its anniversary store as well as its new corporate offices in Santa Fe, Mexico City, thereby reinforcing its position as a leader in the sale of stationary and office supply products in Mexico.

During the second quarter of 2005, the Group opened one Super Gigante in Tijuana; two SuperPrecio units in the metropolitan area of Mexico; three Office Depot stores in Matamoros, Durango and Mexico City; five Radio Shacks, one in Estado de México, two in Torreón and two in Cancun; and three Toks, one in Cancun and two in the Mexico metropolitan area. By the end of the period, the total number of units rose to 534, with a total sales floor area of 1,142,829 m^2.

ENGLISH TRANSLATION

MEXICO CITY STOCK EXCHANGE *(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)*
SIFIC/ICS

Ticker: Gigante **Quarter: 2 Year: 2005**
Grupo Gigante, S.A. de C.V.

GENERAL DIRECTOR'S REPORT (1)
(Management Analysis and Discussion of the Group's Financial Condition and Operation Results)

ANNEX 1

Consolidated
Final Printing

As of June 30, 2005, the number of units and sales floor area by format is as follows: 98 Gigante stores (580,869 m^2), 52 Bodegas Gigante (197,249 m2), 64 Super Gigante units (142,547 m^2), 9 Gigante USA establishments (25,572 m2), 50 SuperPrecio units (12,752 m^2), 106 Office Depot establishments (170,060 m^2), 105 Radio Shack stores (13,779 m^2) and 50 Toks Cafeterias (10,296 seats).

GENERAL DIRECTOR'S REPORT (1)
(Complementary Notes to the Financial Information)

ANNEX 2

Consolidated
Final Printing

Notes to consolidated financial statements

(In thousands of Mexican pesos of purchasing power of June 30, 2005)

1. **Basis of presentation**

   a. ***Explanation for translation into English*** - The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico. These consolidated financial statements are presented based upon accounting principles generally accepted in Mexico (MEX GAAP). Certain accounting practices applied by the Company that conform with MEX GAAP may not conform with accounting principles generally accepted in the country of use.

   b. ***Consolidation of financial statements*** - The consolidated financial statements include those of Grupo Gigante, S.A. de C.V. and its subsidiaries. The financial statements of Office Depot de México, S.A. de C.V. and PSMT México, S.A. de C.V. are consolidated using the proportionate consolidation method, based on the Company's 50% ownership interest in such entities. Intercompany balances and transactions have been eliminated.

   c. ***Translation of financial statements of foreign subsidiaries*** - To consolidate the financial statements of foreign subsidiaries that operate independently of the Company in terms of finances and operations, such foreign currency financial statements are translated into Mexican pesos with the resulting exchange differences presented in stockholders' equity. For translation purposes, amounts are translated into Mexican pesos using the following exchange rates: (i) the closing exchange rate in effect at the balance sheet date for all assets and liabilities (ii) the exchange rate in effect at the date the contributions were made for common stock (iii) the exchange rate in effect at the end of the year in which the results were generated and (iv) the exchange rate in effect at the end of the year for revenues and expenses.

The financial statements of foreign subsidiaries included in the 2004 consolidated financial statements are restated in the constant currency of the countries in which they operate and are translated into Mexican pesos using the exchange rate of the latest year presented.

d. ***Reclassifications*** - Certain amounts in the financial statements as of and for the quarter ended June 30, 2004 have been reclassified in order to conform to the presentation of the consolidated financial statements as of and for the quarter ended June 30, 2005.

2. Summary of significant accounting policies

The accounting policies followed by the Company are in conformity with MEX GAAP, which require management to make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management's best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

a. ***Changes in accounting principles*** -.

Labor Obligations – As of January 1, 2005, the Company implemented the rules set forth in Bulletin D-3, "Labor Obligations" ("D-3"). Bulletin D-3 provides, among other things, new rules that eliminate the issue of unforeseen payments which affect tax results at the time the decision to make such payments is made. Bulletin D-3 provides for "Compensation applicable to termination of labor relationships," which is defined as compensation granted to employees when they terminate their labor relationship with the Company prior to retirement. The rules to assess and disclosure required to calculate pensions and seniority payments should be followed. The Company financial department is currently in the process of evaluating the impact that this new bulletin could have on the Company's results.

Acquisition of businesses – As of January 1, 2005, the Company implemented the provisions of Bulletin B-7 "Acquisition of businesses," ("B-7"). The most important provisions are: the adoption of the purchase method as the sole valuation form when acquiring companies and investments with related entities; the supplementary clause of the International Accounting Rule NIC-22 "Combination of Businesses" is eliminated in accordance with the rule set forth in Bulletin A-8, "the Application of International Accounting Rules" ("A-8") and Regulation 49; it modifies .the accounting treatment of goodwill by eliminating its amortization and makes it subject to the rules of deterioration set forth in Bulletin C-15 "Deterioration of the Value of Long-Lasting Assets and their Sale," ("C-15"); the establishment of specific rules applicable to the acquisition of minority interest and transfer of assets or exchange of shares between commonly controlled entities and complements the accounting treatment of intangible assets recognized when acquiring businesses in accordance with Bulletin C-8 "Intangible assets" ("C-8"). The effect of implementing these bulletins will represent approximately $40,000, which refers to the fiscal amortization that will not affect the Company's results.

b. ***Recognition of the effects of inflation*** - The Company restates its consolidated financial statements to the Mexican pesos purchasing power of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior year have been restated to Mexican pesos of purchasing power as of June 30, 2005 and, therefore, differ from those originally reported in the prior year.

c. ***Temporary investments*** - Temporary investments are stated at the lower of acquisition cost plus interest earned or market value.

d. ***Inventories and cost of sales*** - Inventories are valued at the lower of replacement cost or sale value. Cost of sales is restated for the effects of inflation using the last-in, first-out method.

e. ***Property and equipment*** - Property and equipment are initially recorded at acquisition cost and restated using the National Consumer Price Index (NCPI). Depreciation is calculated using the straight-line method based on the useful lives of the related assets as follows:

	Years
Buildings	50
Buildings on leased property	50
Store equipment	13
Furniture and equipment	10
Vehicles	8

Comprehensive financing cost incurred during the period of construction is capitalized and restated using the NCPI.

f. ***Impairment of long-lived assets in use*** - The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows or the net sales price upon sale. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment indicators considered for these purposes are, among others, the operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which, in percentage terms in relation to revenues, are substantially higher than that of previous years, obsolescence, competition and other legal and economic factors.

g. ***Investment in shares*** - Investment in shares is valued at acquisition cost and restated using the NCPI.

h. ***Goodwill***– Goodwill is calculated as the excess cost above the accounting value of the

Company's subsidiaries on the date of their acquisition. It is adjusted based on the NCPI and, in accordance with Bulletin B-7, goodwill amortization is eliminated, thus making it subject to the deterioration rules established in Bulletin C-15.

i. ***Deferred charges*** - Costs incurred in the development phase that meet certain requirements and that the Company has determined will have future economic benefits are capitalized and amortized based on the straight-line method over four years. Those disbursements that do not meet such requirements, as well as research costs, are recorded in the results of the period in which they are incurred.

j. ***Provisions*** - Provisions are recognized for obligations that result from a past event, that are likely to result in the use of economic resources and that can be reasonably estimated.

k. ***Income taxes, tax on assets and employee statutory profit sharing*** - Income taxes (ISR) and employee statutory profit sharing (PTU) are recorded in the results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carry forwards. Deferred ISR assets are reduced by any benefits about which there is uncertainty as to their sale. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that it will generate a liability or benefit, and there is no indication that circumstances will change in such a way that liabilities will not be paid or benefits will not be realized.

The tax on assets paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet as decreasing the deferred ISR liability.

l. ***Foreign currency balances and transactions*** - Foreign currency transactions are recorded at the applicable exchange rate at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect on balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost in the consolidated statements of income.

m. ***Insufficiency in restated stockholders' equity*** - Consists of the monetary result position accumulated through the first adjustment and the loss for non-monetary assets that represents the change in the specific price level, which increased below the rate of inflation.

n. ***Monetary position gain*** - Monetary position gain, which represents the increase of purchasing power of monetary items caused by inflation, is calculated by applying NCPI factors to monthly net monetary position. Gains result from maintaining a net monetary liability position.

o. ***Earnings per share*** - Basic earnings per ordinary share is calculated by dividing the net income of majority stockholders by the weighted average number of ordinary shares outstanding during the year.

3. Investment in shares

As of June 30, 2005 and 2004, investment in shares balance is represented by the investment the Company has in the shares issued by PriceSmart Inc. The balance in shares as of June 30, 2005 represents the investment in 1,667,333 common shares of PriceSmart Inc., which were purchased on November 23, 2004, at a price of U.S. 10.00 per share, based on the right of first refusal approved by the Board of Directors of the issuer to convert preferred shares into common shares, with the Company assuming the obligation to hold such shares for a minimum period of one year. As of June 30, 2004, the investment was represented by 15,000 Series A shares of preferred stock in PriceSmart Inc., with the right to a cumulative dividend of 8% per year.

4. Other assets

As of June 30, 2005 and 2004, other assets include $94,282 and $66,952 respectively of restricted cash, which cannot be immediately disposed due to a legal action in which a subsidiary of the Company is involved.

5. Notes payable to financial institutions

The Company has certain short-term notes payable to financial institutions. As of June 30, 2005 and 2004, outstanding borrowings under these arrangements amounted to $81,692 and $26,966, respectively. The weighted average interest rates under these arrangements as of June 30, 2005 and 2004, were 11.90% and 7.20%, respectively.

In addition, the Group has an unsecured credit in the amount of $140,000 that will come due in September 2005.

6. Long-term debt

a. Revolving credit agreement secured by a mortgage with maturity of June 25, 2007. Multiple withdrawals may be made without exceeding the maximum amount of $381,000, with each withdrawal having a maturity 90 days. Interest is payable upon maturity of each withdrawal at the annual Interbank Interest Rate (TIIE) plus the applicable margin, which is based on the relationship of the interest coverage ratio and total bank debt ratio compared to EBITDA. Such margin will be determined every quarter. The 91-day interest rate as of June 30, 2005 and 2004 was 10.19% and 8.45% respectively.

b. Credit agreement secured by a mortgage with principal payable in 16 equal quarterly installments starting March 2005, with maturity on December 31, 2008. Interest is payable quarterly at a fixed-rate of 9.51% plus the applicable margin, which will be based on the relationship of the interest coverage ratio and total bank debt ratio compared to EBITDA. Such margin will be determined quarterly. The interest rate as of June 30, 2005 and 2004 was 11.01% for both years.

One of the provisions of the Company's loan agreement, sets forth the obligation for certain financial ratios to be maintained at the end of each quarterly reporting period.

7. Stockholders' equity

a. Retained earnings include a statutory legal reserve. The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. As of June 30, 2005 and 2004, the legal reserve, in historical pesos, was $21,120 and $21,115 respectively.

b. Stockholders' equity, except restated paid-in capital and tax-retained earnings, will be subject to income tax at the rate in effect when the dividend is distributed. In 2004, the ISR rate was 33%; it decreased to 30% in 2005, and subsequently one percentage point each year, until reaching 28% in 2007. Any tax paid on such distribution, may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

8. Income taxes, tax on assets and employee statutory profit sharing

The income tax is calculated by taking into account certain inflationary effects, such as the depreciation of certain items in constant pesos. In addition, it also includes the deduction for purchases rather than the cost of sales, which enables the Company to deduct current costs and to accumulate or deduct the inflationary effect of certain liabilities and monetary assets by adjusting for inflation annually. This is similar to the calculation for the monetary position result. The ISR rate was 33% in 2004 and 30% in 2005. IMPAC is calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities and is payable only to the extent that it exceeds ISR payable for the same period; any required payment of IMPAC may be credited against the excess of ISR over IMPAC of the following ten years.

On December 1, 2004, certain amendments to the ISR and IMPAC Laws were published and are effective as of 2005. The primary amendments were as follows: a) the ISR rate was reduced to 30% in 2005, 29% in 2006 and 28% as of 2007; b) for income tax purposes, cost of sales will be deducted instead of inventory purchases; c) in 2005, an option was established to amortize inventories at December 31, 2004 into taxable income over a period from 4 to 12 years determined in conformity with the respective tax rules; when electing to amortize inventories into taxable income, any unamortized balance of inventories under Rule 106 and unamortized tax loss carry forwards must be deducted from the inventory balance; inventories may be deducted as sold; d) as of 2006, the employee statutory profit sharing paid will be fully deductible; e) bank liabilities and liabilities with foreign entities are included in the determination of the IMPAC taxable base.

Grupo Gigante, S. A. de C. V., files consolidated ISR and IMPAC tax returns with its subsidiaries.

In addition, in accordance with tax regulations in effect as of 2005, the Company's management elected to amortize the tax inventory of $2,485,583 at December 31, 2004 into taxable income over a seven-year period beginning in 2005, based on inventory turnover. Accordingly, the initial effect of the new regulation of no longer deducting inventory purchases is deferred.

As of June 30, 2005 and 2004, the effective ISR rates expressed as a percentage of income before ISR and PTU were 66% and 42%, respectively.

9. Contingencies

In 1992, the Company acquired its subsidiary Blanes, S.A. de C.V. ("Blanes") which, at that time, owned 89 stores. In order to indemnify the Company against possible future losses resulting from pre-acquisition contingent liabilities, the former shareholders of Blanes established a deposit for an agreed upon term of three years. At the end of the period, the Company and the former shareholders disagreed on the amounts to be settled under the terms of the indemnity agreement determined by independent accountants, which resulted in the former shareholders commencing legal proceedings. During 2003, the legal process ended following a verdict, which upheld the Company's challenge, under constitutional law, of the propriety of the legal proceedings. In March 2004 the Company was notified of a new lawsuit filed by the former shareholders, in the amount of $150,000, which was the amount of the original deposit established, plus the payment of an accrued amount, as calculated by the former shareholders, based upon the Treasury Note (CETES) rate in effect at the payment due date, multiplied by two, for each 28-day period from February 9, 1996 until full reimbursement of the amount owed to the vendors. The Company intends to vigorously defend itself against the lawsuit and disputes the methodology used by the former shareholders to calculate penalty interest which, the Company believes, was not in accordance with the original agreement. The Company has created a provision of $219,286, in addition to an amount of $27,543 previously deposited, for a total amount of $246,829. Currently, the lawsuit is in the evidence admission stage.

10. Extraordinary items net expenses

On February 11, 2005 the Company announced the suspension of operations of its subsidiary PSMT México, S.A. de C.V. (PriceSmart), which concluded on February 28, 2005. The effect recognized in the financial statements ended June 30, 2005 rose to $10,074.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **2** YEAR: **2005**

DETAIL OF CAPITAL STOCK INVESTMENT

ANNEX 3

CONSOLIDATED

	COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2) (%)	TOTAL AMOUNT (Thousands of pesos) ACQUISITION COST	PRESENT VALUE (3)
1	GIGANTE, S.A. DE C.V.	SELF-SERVICE	2,162,534,916	99.99	2,169,301	4,992,098
2	SERVICIOS GIGANTE, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	2,004,999	99.98	20,050	(39,947)
3	CONTROTIENDAS, S.A. DE C.V.	REAL ESTATE	76,076,141	99.99	544,531	3,225,878
4	CAFETERIAS TOKS, S.A. DE C.V.	RESTAURANTS	211,928,887	99.99	211,929	633,157
5	BODEGA GIGANTE, S.A. DE C.V.	REAL ESTATE	1,363,644,000	99.99	550,086	703,042
6	GIGANTE FLEMING, S.A. DE C.V.	REAL ESTATE	62,031,800	99.99	79,983	255,500
7	OFFICE DEPOT DE MEXICO, S.A. DE C.V.	OFFICE SUPPLIES	456,502	50.00	277,517	1,160,123
8	SERVICIOS TOKS, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	5,000	99.98	50	1,037
9	GIGANTE HOLDING INTERNATIONAL, INC.	SELF-SERVICE	58,713,000	99.99	596,545	239,522
10	CONTROLADORA DEL NORTE, S.A. DE C.V.	REAL ESTATE	47,306,275	99.99	313,908	508,247
11	TIENDAS SUPER PRECIO, S.A. DE C.V.	SELF-SERVICE	10,744,999	99.98	107,450	30,903
12	PAGOS EN LINEA, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	5,000	99.98	50	(3,001)
13	COMPAÑIA IMPORTADORA GIGANTE, S.A. DE C.V.	PURCHASE AND SALE, IMPORTS AND EXPORTS	1,004,999	99.98	10,050	9,948
14	RADIO SHACK DE MEXICO, S.A. DE C.V.	ELECTRICAL APPLIANCES	1,362,976	50.01	66,597	58,678
15	PSMT MEXICO, S.A. DE C.V.	SELF-SERVICE	387,054	50.00	193,527	122,781
16	PROCESADORA GIGANTE, S.A. DE C.V.	PACKING	85,000	99.98	850	1,011
17	COMBUSTIBLES GIGANTE, S.A. DE C.V.	SALE OF GASOLINE, FUEL	5,000	99.98	50	93
18	SERVICIOS GASTRONÓMICOS GIGANTE, S.A. DE C.V.	PROFESSIONAL FOOD PREPARATION SERVICES	5,000	99.98	50	3,035
19	OPERADORA GIGANTE, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	5,000	99.98	50	122
	TOTAL INVESTMENT IN SUSIDIARIES				**5,142,574**	**11,902,227**
	ASSOCIATES					
1						
2						
3						
4						
5						
	TOTAL INVESTMENT ASSOCIATES					
	OTHER PERMANENT INVESTMENTS					191,403
	T O T A L					**12,093,630**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: **2** YEAR:
GRUPO GIGANTE, S.A. DE C.V.

DETAIL OF CAPITAL STOCK INVESTMENT

ANNEX 4 CONSOLIDATED

Not required by the Mexican Stock Exchange

TICKER: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
BREAKDOWN OF LOANS
(IN THOUSANDS OF MEXICAN PESOS)

QUARTER: 2 YEAR: 2005

Final Printing
CONSOLIDATED

Credit Type/ Institution	Amortization Date	Interest Rate	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) time interval						Amortization of Credits in Foreign Currency With Foreign Entities (Thousands) time interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BANAMEX	31/12/2008	11.01	231,750	579,375												
BANCOMER	31/12/2008	11.01	118,250	295,625												
INBURSA	31/12/2008	11.01	188,250	470,625												
BANAMEX	24/06/2007	9.90	0	127,000												
BANCOMER	24/06/2007	9.90	0	127,000												
INBURSA	24/06/2007	9.90	0	127,000												
INBURSA	29/09/2005	0.00	140,000	0												
SCOTIA BANK INVERLAT	08/08/2005	11.37	25,000	0												
SCOTIA BANK INVERLAT	26/09/2005	11.44	5,000	0												
IXE	07/10/2005	12.99	20,000	0												
AC SAN JOSE	07/09/2005	4.75	0	0							1,104					
SCOTIA BANK INVERLAT	06/10/2005	11.66	30,000	0												
FINANCIAL INSTITUTIONS			758,250	1,726,625	0	0	0	0	0	0	1,104	-	0	0	0	0
TOTAL BANKS			**758,250**	**1,726,625**	**0**	**0**	**0**	**0**	**0**	**0**	**1,104**	**0**	**0**	**0**	**0**	**0**
STOCK EXCHANGE LISTED																
WITHOUT GUARANTEES																
WITH GUARANTEES																
TOTAL			**758,250**	**1,726,625**	**0**	**0**	**0**	**0**	**0**	**0**	**1,104**	**0**	**0**	**0**	**0**	**0**

TICKER: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
BREAKDOWN OF LOANS

QUARTER: 2 YEAR: 2005

Final Printing
CONSOLIDATED

Credit Type/ Institution	Amortization Date	Interest Rate	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) time interval						Amortization of Credits in Foreign Currency With Foreign Entities (Thousands) time interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
SERVICE SUPPLIERS																
MERCHANDISE SUPPLIERS																
SELF-SERVICE	09/09/2005		3,736,949									232,905				
OFFICE SUPLIES	15/09/2005		372,590									62,786				
RESTAURANT	08/08/2005		22,842									0				
ELECTRICAL APPLIANCES	14/11/2005		58,210									68,612				
TOTAL SUPPLIERS			**4,190,591**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**364,303**	**0**	**0**	**0**	**0**
OTHER CURRENT LIABILITIES			763,610	98,514								0				
TOTAL OTHER CURRENT LIABILITIES OTHER LOANS			**763,610**	**98,514**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL			**5,712,451**	**1,825,139**	**0**	**0**	**0**	**0**	**0**	**0**	**1,104**	**364,303**	**0**	**0**	**0**	**0**

NOTES:
1) MATURITY DATE DETERMINED BASED ON THE AVERAGE OF 71 CALENDAR DAYS
2) MATURITY DATE DETERMINED BASED ON THE AVERAGE OF 77 CALENDAR DAYS
3) MATURITY DATE DETERMINED BASED ON THE AVERAGE OF 39 CALENDAR DAYS
4) MATURITY DATE DETERMINED BASED ON THE AVERAGE OF 137 CALENDAR DAYS

TICKER: GIGANTE QUARTER: 2 YEAR: **2005**
GRUPO GIGANTE, S.A. DE C.V.

MONETARY POSITION IN FOREIGN EXCHANGE
(In Thousands of Mexican Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

FOREIGN MONETARY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND OF DOLLARS	THOUSAND PESOS	THOUSAND PESOS
TOTAL ASSETS	**9,011**	**97,102**	**0**	**0**	**97,102**
LIABILITIES POSITION	**33,905**	**365,407**	**0**	**0**	**365,407**
SHORT TERM LIABILITIES POSITION	33,905	365,407	0	0	365,407
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**(24,894)**	**(268,305)**	**0**	**0**	**(268,305)**

NOTES
EXCHANGE RATE USED AS OF JUNE 30, 2005 IS EQUIVALENT TO $10.7760 PESOS PER DOLLAR TO ASSETS AND TO $10.7775 PESOS PER DOLLAR TO LIABILITIES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 2 YEAR: **2005**

GRUPO GIGANTE, S.A. DE C.V.

DETAILS AND CALCULATION OF INCOME BY MONETARY POSITION
(In Thousands of Mexican Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS EFFECT
JANUARY	4,727,093	(11,118,457)	(6,391,364)	0.00	0
FEBRUARY	5,169,864	(11,889,076)	(6,719,212)	0.00	22,173
MARCH	4,966,207	(11,027,103)	(6,060,896)	0.00	27,274
APRIL	4,289,696	(10,856,906)	(6,567,210)	0.00	22,985
MAY	4,812,988	(10,820,993)	(6,008,005)	0.00	(15,621)
JUNE	4,074,016	(10,846,772)	(6,772,756)	0.00	(6,773)
RESTATEMENT	0	0	0	0.00	37
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER:	0	0	0	0.00	0
TOTAL					**50,075**

BONDS AND MEDIUM TERM NOTES LISTING ON STOCK EXCHANGE (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED ON ISSUED DEED AND/OR TITLE
NOT APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: 2 YEAR: 2005

PLANTS, TRADE OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
GIGANTE	SELF-SERVICE	580,869	100
BODEGA GIGANTE	SELF-SERVICE	197,249	100
SUPER G	SELF-SERVICE	142,547	100
RADIO SHACK	ELECTRICAL APPLIANCES	13,779	100
OFFICE DEPOT	OFFICE SUPPLIES	170,060	100
CAFETERIAS TOKS	RESTAURANTS	10,296	100
GIGANTE HOLDING	SELF-SERVICE	25,572	100
TIENDAS SUPER PRECIO	SELF-SERVICE	12,752	100

NOTES
INSTALLED CAPACITY IS REGISTERED IN SQUARE METERS, EXCEPT IN THE CASE OF TOKS RESTAURANTS WHICH ARE REGISTERED ACCORDING TO THE NUMBER OF SEATS AVAILABLE.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 2 YEAR: **2005**

GRUPO GIGANTE, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT APPLICABLE TO THE GROUP					

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: 2 YEAR: 2005

CONSOLIDATED
Final Printing

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SALES

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
SELF-SERVICE				14,053,528			
T O T A L				14,053,528			

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SALES

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
(1) SELF-SERVICE				632,664			
(2) OFFICE EQUIPMENT				108,507			
T O T A L				741,171			

NOTES

(1) REFERS TO 58,711 THOUSAND DOLLARS AT AN EXCHANGE RATE OF $10.7760 PESOS PI PER DOLLAR CORRESPONDING TO THE STORES LOCATED IN THE LOS ANGELES, CALIFORNIA AREA.

(2) REFERS TO 10,069 THOUSAND DOLLARS AT AN EXCHANGE RATE OF $10.7760 PESOS PE PER DOLLAR CORRESPONDING TO THE STORES LOCATED IN CENTRAL AMERICA.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: 2 YEAR: **2005**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID-IN CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL SOCK (Thousands of Mexican Pesos)	
			PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
SINGLE SHARE	0	0	176,734,102	805,881,875	0	982,615,977	18,922	86,282
TOTAL	0	0	176,734,102	805,881,875	0	982,615,977	18,922	86,282

TOTAL OF SHARES THAT REPRESENT THE PAID IN CAPITAL STOCK AS OF THE DATE HEREOF.
982,615,977
SHARES PROPORTION BY:

CPO'S:
UNITS:
ADRS's:
GDRS's:
ADS's:
GDS's:

OWN SHARES REPURCHASED

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARES AT REPURCHASE	AT QUARTER
SINGLE SHARE	3,683,967	10.86000	7.30000

TICKER: QUARTER: 2 YEAR: **2005**
GRUPO GIGANTE, S.A. DE C.V.

PROJECT INFORMATION

ANNEX 13

CONSOLIDATED
Final Printing

JULY 28, 2005

During the first semester of the year, the investment ents increased to to 610 million pesos. Such resources allowed us to carry out our program for the opening of new stores, remodeling and logistics.

Below is a summary of openings as of June 30, 2005.

Kind / Subsidiary	Second Quarter	Accumulated
Super Gigante	1	1
Gigante Holdings		1
SuperPrecio	2	5
Radio Shack	5	7
Office Depot	3	3
Cafeterias Toks	3	3

Regarding the foregoing and considering the closing of stores during the year, the variation of sale floor correspondig to the first six months of 2005, added to June, is practically null.

Translation of financial statements of foreign subsidiaries
(Information related to Bulletin B-15)

ANNEX 14

CONSOLIDATED
Final Printing

Gigante Holdings International, Inc. is a wholly-owned subsidiary corporation of Grupo Gigante with a participation of 100% that includes 9 supermarket stores aimed at the Latin American market in the city of Los Angeles, California.

To consolidate the financial statements of foreign subsidiaries that operate independently of the Company in terms of finances and operations, such foreign currency financial statements are translated into Mexican pesos with the resulting exchange differences presented in stockholders' equity. For translation purposes, amounts are translated into Mexican pesos using the following exchange rates: (i) the closing exchange rate in effect at the balance sheet date for all assets and liabilities (ii) the exchange rate in effect at the date the contributions were made for common stock (iii) the exchange rate in effect at the end of the year in which the results were generated and (iv) the exchange rate in effect at the end of the year for revenues and expenses.

The financial statements of foreign subsidiaries included in the 2004 consolidated financial statements are restated in the constant currency of the countries in which they operate and are translated into Mexican pesos using the exchange rate of the latest year presented.

MEXICAN STOCK EXCHANGE

TICKER: GIGANTE QUARTER: 2 YEAR: **2005**

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED

Declaration of the Company's officers company officials responsable for the information Final Printing

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HEREIN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD CORRESPONDING TO 2nd QUARTER OF 2005 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTRIES AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND RULES SET FORTH BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND OF THE PROVISIONS OF THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASIS AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. ÁNGEL LOSADA MORENO	C.P. FEDERICO CORONADO BROSIG
EXECUTIVE PRESIDENT	DIRECTOR OF ADMINISTRATION
	AND CORPORATE FINANCE

MEXICAN STOCK EXCHANGE

TICKER: GIGANTE DATE: June 28, 2005
GRUPO GIGANTE, S.A. DE C.V.

GENERAL INFORMATION ABOUT THE COMPANY

CORPORATE NAME:	GRUPO GIGANTE, S.A. DE C.V.
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8000
FAX:	5269-8308
INTERNET ADDRESS:	grupogigante.com.mx

TAX INFORMATION ABOUT THE COMpany

COMPANY'S TAXPAYER ID:	GGI880610918
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT

PAYMENT OFFICER

NAME:	C.P. SERGIO VALDEZ ARRIAGA
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	svaldez@gigante.com.mx

INFORMATION ABOUT THE OFFICERS

TITLE MSE:	CHAIRMAN OF THE BOARD OF DIRECTORS
TITLE:	CHAIRMAN OF THE BOARD OF DIRECTORS
NAME:	LIC. ÁNGEL LOSADA MORENO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8211
FAX:	5269-8308
E-MAIL:	alosada1@gigante.com.mx

TITLE MSE:	CHIEF EXECUTIVE OFFICER
TITLE:	EXECUTIVE PRESIDENT
NAME:	LIC. ÁNGEL LOSADA MORENO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8211
FAX:	5269-8308
E-MAIL:	alosada1@gigante.com.mx

TITLE MSE:	CHIEF FINANCIAL OFFICER
TITLE:	DIRECTOR OF ADMINISTRATION AND CORPORATE FINANCE
NAME:	C.P. FEDERICO CORONADO BROSIG
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA

MEXICAN STOCK EXCHANGE

TICKER: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

DATE: June 28, 2005

ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8271
FAX:	5269-8308
E-MAIL:	fcoronad@gigante.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	MANAGER OF STOCK EXCHANGE INFORMATION
NAME:	C.P. SERGIO VALDEZ ARRIAGA
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	svaldez@gigante.com.mx

TITLE MSE:	SECOND PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	CONTROLLER
NAME:	C.P. RAFAEL GARCÍA ALVARADO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8225
FAX:	5269-8068
E-MAIL:	rgarcia1@gigante.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR LEGAL DEPARTMENT
TITLE:	LEGAL COUNSEL
NAME:	LIC. FRANCISCO PÉREZ LOBATO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8395
FAX:	5269-8308
E-MAIL:	fperez@gigante.com.mx

TITLE MSE:	SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	LIC. JAVIER MARTÍNEZ DEL CAMPO LANZ
ADDRESS:	BOSQUE DE ALISOS 47-A, DESPACHO 101
COLONY:	BOSQUES DE LAS LOMAS
ZIP CODE:	55120
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	3000-4000
FAX:	3000-4040
E-MAIL:	jmdelcampo@domc.com.mx

TITLE MSE:	PRO-SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	ALTERNATE SECRETARY OF THE BOARD OF DIRECTORS
NAME:	LIC. SERGIO MONTERO QUEREJETA
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8470

MEXICAN STOCK EXCHANGE

TICKER: GIGANTE DATE: June 28, 2005
GRUPO GIGANTE, S.A. DE C.V.

FAX:	5269-8132
E-MAIL:	smontero@gigante.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR INFORMATION STOCKHOLDERS
TITLE:	MANAGER OF INVESTOR RELATIONS
NAME:	C.P. ERIKA SERRANO RUIZ
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8058
FAX:	5269-8169
E-MAIL:	eserrano@gigante.com.mx

TITLE MSE:	ACREDITED PARTY RESPONSIBLE FOR INFORMATION THROUGH EMISNET
TITLE:	MANAGER OF STOCK EXCHANGE INFORMATION
NAME:	C.P. SERGIO VALDEZ ARRIAGA
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	svaldez@gigante.com.mx

TITLE MSE:	ACREDITED PARTY RESPONSIBLE FOR RELEVANT EVENTS THROUGH EMISNET
TITLE:	MANAGER OF STOCK EXCHANGE INFORMATION
NAME:	C.P. SERGIO VALDEZ ARRIAGA
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	svaldez@gigante.com.mx

English Summary of Grupo Gigante, S.A. de C.V. General Annual Ordinary Shareholders' Meeting held on April 11, 2005.

In Mexico City, corporate domicile of Grupo Gigante, S.A. de C.V., at 11:00 a.m., on April 11, 2005, the persons whose names are listed in the attendance list met at Feria Room III of the Presidente Intercontinental Hotel, located at Number 218 of Campos Elíseos, Colonia Polanco, Mexico, Federal District, to hold a General Annual Ordinary Shareholders' Meeting of Grupo Gigante, S.A. de C.V., to which they were duly called by means of the publication in the newspapers "Reforma" on March 22, 2005.

Since the necessary quorum was present at the meeting, the Chairman declared such meeting duly convened. Such meeting addressed the following items:

AGENDA

I. Board of Directors Report in accordance with the provisions of Article 172 of the General Law of Commercial Companies regarding the Company's operations for the fiscal year ending December 31, 2004.

II. Approval of the acts performed by the Board of Directors during the fiscal year ending December 31, 2004.

III. Discussion and approval or amendment, if applicable, of the Company's audited financial statements as of December 31, 2004.

IV. Resolutions regarding use of profits.

V. Resolutions regarding the amount for acquisition of own shares and report of the Board of Directors regarding the policy for acquisition of own shares.

VI. Report of the Audit Committee.

VII. Appointment of the members of the Board of Directors, Secretary, and Company's Statutory Examiner.

VIII. Resolutions regarding compensation of the Company's directors, audit committee members, Secretary and Statutory Examiner.

IX. Appointment of representatives that, if applicable, shall notarize the resolutions agreed upon the shareholders' meeting.

X. Reading and approval of the minutes of the shareholders' meeting.

Taking up the first, second and third items of the Agenda, the Chairman read the report submitted by the Board of Directors regarding the operations of the Company during the fiscal year 2004. Thereafter, the Statutory Examiner read his opinion.

The meeting adopted the following resolutions:

FIRST: To approve the report submitted by the Board of Directors regarding the Company's operations during the fiscal year ended December 31, 2004.

SECOND: Any and all acts and actions by the Board of Directors during the year ended on December 31, 2004 were thereby approved and ratified.

THIRD: To approve the financial statements of the Company as of December 31, 2004, as proposed by the Statutory Examiner in his report.

Taking up the fourth item of the Agenda, the meeting adopted the following resolution:

FOURTH: To apply the amount of the net profits for the year 2004 equal to $393'425,861.00 to the retained earnings account, after separating the amount of $4,507.00 for legal reserves. Therefore, the retained earnings account, which as of the date hereof is equivalent to $15,236'630,984.00 shall be increased to $15, 630'052,338.00.

It was further stated that the legal reserve maintained by the Company is equal to the 20% of the outstanding capital stock.

Taking up the fifth item of the Agenda, the meeting adopted the following resolution:

FIFTH: For purposes of the acquisition of own shares, the amount of own shares for the period starting as of the date hereof and ending as of the date of the next annual shareholders' meeting shall be $60 million pesos, which amount shall be held in the retained earnings account.

Taking up the sixth item of the Agenda, the meeting adopted the following resolution:

SIXTH: The audit committee's report issued pursuant to Article 14 Bis 3 of the Securities Market Law corresponding to the activities performed during the year ending December 31, 2004 is hereby approved

Taking up the seventh item of the Agenda, the meeting adopted the following resolution:

SEVENTH: To reelect Mr. Angel Losada Moreno as Chairman of the Board of Directors and Chief Executive Officer and Messrs. Angel Alverde Losada, Braulio Antonio Arsuaga Losada, Gonzalo Baturrieta Losada, Javier Fernández Carbajal, Armando Garza Sada, Gilberto Pérezalonso Cifuentes, Luis Rebollar Corona, Roberto Salvo Horvilleur, Luis Santana Castillo and José Aguilera Medrano, as members of the Board of Directors.

EIGHTH: To reelect Messrs. Braulio Arsuaga Telleechea, María Teresa Losada Moreno, Sergio Montero Querejeta, Luis Fernández García, Justo de Diego Saenz de Miera, Javier Molinar Horcasitas, Juan Carlos Mateos Durán de Huerta, Cheker Karam Shedid and Arturo Treviño Castellano as alternate members of the Board, each of whom will act as alternate of the member appearing to the left side of their names in the chart below. To appoint Mr. Federico Bernaldo de Quiros González Pacheco as alternate member of Luis Santana Castillo. To accept the resignation of María Eugenia Sidaoui Dib as alternate member and thank her for the services rendered to the Company and hold her free and clear of any liability she might have incurred in the legal performance of her position.

NINTH: To approve the following as the Board of Directors of the Company:

Name of Director	Name of Alternate Director
Angel Losada Moreno, Chairman of the Board and Chief Executive Officer	Sergio Montero Querejeta
Gonzalo Barrutieta Losada	María Teresa Losada Moreno
Angel Alverde Losada	José Alverde Losada
Braulio Antonio Arsuaga Losada	Braulio Arsuaga Telleechea
Roberto Salvo Horvilleur	Cheker Karam Shedid
Luis Santana Castillo	Federico Bernaldo de Quiros
José Aguilera Medrano	Arturo Treviño Castellano
Armando Garza Sada	Justo de Diego Saenz de Miera
Gilberto Pérezalonso Cifuentes	Javier Molinar Horcasitas
Javier Fernández Carbajal	Luis Fernández García
Luis Rebollar Corona	Juan Carlos Mateos Durán de Huerta

TENTH. To reelect Javier Martínez del Campo Lanz as Secretary of the Board of Directors and to appoint Sergio Montero Querejeta as Alternate Secretary of the Board.

ELEVENTH. To reelect Ernesto Valenzuela Espinoza and Francisco Pérez Cisneros as Statutory Examiner and Alternate Statutory Examiner of the Company, respectively.

TWELFTH. Neither the directors, nor the statutory examiners would be required to guarantee the performance of their duties.

THIRTEENTH. To authorize the payment of $20,000 to each member of the Board of Directors, the Secretary and the Statutory Examiner of the Company for each Board Meeting they attend.

FOURTEENTH. To authorize the payment of $20,000 to each member of the Audit Committee and the Statutory Examiner of the Company for each meeting they attend.

FIFTEENTH. To appoint Messrs. Sergio Montero Querejeta, Federico Coronado Brosig, Fracisco Pérez Lobato and Juan Camarillo Amaro as special delegates to carry out all the necessary or convenient acts to formalize and give effect to the resolutions adopted hereto, as well as to issue the necessary certificates of all or part of the minutes of this Meeting.

The Secretary briefly adjourned the Meeting in order to prepare the minutes; thereafter, the Secretary read them and the Meeting approved the same.

There being no further matters to discuss, the Chairman adjourned the Meeting.

The Chairman, Secretary, Examiner and the Recount Clerks signed the minutes.

EXHIBIT 1

ATTENDANCE LIST CERTIFIED BY THE RECOUNT CLERKS

GENERAL ORDINARY SHAREHOLDERS' MEETING OF GRUPO GIGANTE S.A. DE C.V., HELD ON APRIL 11, 2005, AT AV. CAMPOS ELISEOS 218, POLANCO, MEXICO CITY, D.F.

The undersigned designated Recount Clerks at the General Ordinary Shareholders' Meeting of GRUPO GIGANTE S.A. DE C.V., held at the address mentioned above, on April 11, 2005, at 11:00, hereby confirm that having accepted their posts, they proceeded to:

1. Count the Company's shares, evidenced by the documents on the basis of which permission to attend the meeting was granted, held by the shareholders and their representatives present at the Meeting.

2. Once the shares had been counted, they CERTIFIED that 967,082,819 shares were present or represented at this Meeting, representing 98.42% of the 982,634,877 shares into which the Company's outstanding capital stock is actually divided. The shares represented at the Shareholders' Meeting are as follows:

FIXED CAPITAL

SHAREHOLDERS	NO. OF SHARES
ÁNGEL LOSADA GÓMEZ (his succesors) REP. BY SERGIO MONTERO QUEREJETA R.F.C. LOGA080405-J25 *[illegible signature]*	35,346,821
MA. TERESA LOSADA MORENO DE B. REP. BY C.P. FERNANDO SALMERON MOCTEZUMA R.F.C. LOMT410121-RU6 *[illegible signature]*	35,346,820
ROSA MA. LOSADA MORENO DE A. REP. BY SERGIO MONTERO QUEREJETA R.F.C. LOMR421017-4I8 *[illegible signature]*	35,346,820
MA. DEL PILAR ARSUAGA LOSADA REP. BY SERGIO MONTERO QUEREJETA R.F.C. AULP710215-UH4 *[illegible signature]*	11,782,274
BRAULIO ANTONIO ARSUAGA LOSADA R.F.C. AULB720913-HF4 *[illegible signature]*	11,782,273
ANA MARÍA ARSUAGA LOSADA REP. BY OSCAR FCO. NAJAR CAMEJO R.F.C. AULA741113-QF9 *[illegible signature]*	11,782,273
ÁNGEL LOSADA MORENO REP. BY FRANCISCO PEREZ LOBATO R.F.C. LOMA550329-ME8 *[illegible signature]*	35,346,821
TOTAL	**176,734,102**

VARIABLE CAPITAL

SHAREHOLDERS	NO. OF SHARES
ÁNGEL LOSADA GÓMEZ REP. BY SERGIO MONTERO QUEREJETA R.F.C. LOGA080405-J25 *[illegible signature]*	82,817,687
MA. TERESA LOSADA MORENO DE B. REP. BY FERNANDO SALMERON MOCTEZUMA R.F.C. LOMT410121-RU6 *[illegible signature]*	95,569,001
ROSA MA. LOSADA MORENO DE A. REP. BY SERGIO MONTERO QUEREJETA R.F.C. LOMR421017-4I8 *[illegible signature]*	95,569,001
MA. DEL PILAR ARSUAGA LOSADA REP. BY FRANCISCO PÉREZ LOBATO R.F.C. AULP710215-UH4 *[illegible signature]*	31,856,132
BRAULIO ANTONIO ARSUAGA LOSADA R.F.C. AULB720913-HF4 *[illegible signature]*	31,856,133
ANA MARIA ARSUAGA LOSADA REP. BY OSCAR FCO. NAJAR CAMEJO R.F.C. AULA741113-QF9 *[illegible signature]*	31,856,134
ÁNGEL LOSADA MORENO REP. BY FRANCISCO PÉREZ LOBATO R.F.C. LOMA550329-ME8 *[illegible signature]*	95,569,067
JAIME ALVERDE LOSADA R.F.C. AELJ660604EE3 *[illegible signature]*	2,100
LOMOINVEST, S.A. DE C.V. REP. BY JUAN CAMARILLO AMARO R.F.C. LOMO11011-MP5 *[illegible signature]*	30,178,350
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V. TRUST 100201 REP. BY FERNANDO SALMERON MOCTEZUMA *[illegible signature]*	6,698,867
GBM GRUPO BURSATIL MEXICANO, S.A. DE C.V. REP. BY BY ACOUNT OF THIRD PARTIES *[illegible signature]*	9,919,171

BBVA BANCOMER, S.A. DE C.V. INSTITUCION DE BANCA MULTIPLE. GRUPO FINANCIERO REP. BY BY ACOUNT OF THIRD PARTIES *[illegible signature]*	884,153
BANCO NACIONAL DE MEXICO, S.A. GRUPO FINANCIERO BANAMEX. REP. BY BY ACOUNT OF THIRD PARTIES *[illegible signature]*	5,161,696
BANCO NACIONAL DE MEXICO, S.A. GRUPO FINANCIERO BANAMEX REP. BY BY ACOUNT OF THIRD PARTIES *[illegible signature]*	131,500
INVERSORA BURSATIL, S.A. DE C.V., CASA DE BOLSA REP. BY BY ACOUNT OF THIRD PARTIES *[illegible signature]*	127,229,865
VECTOR CASA DE BOLSA, S.A. DE C.V., REP. BY BY ACOUNT OF THIRD PARTIES *[illegible signature]*	57,666
ACCIONES Y VALORES DE MEXICO, S.A. DE C.V. REP. BY BY ACOUNT OF THIRD PARTIES *[illegible signature]*	155,042,765
ALFREDO DÍAS SAN VICENTE	100
TOTAL	**790,348,717**

Mexico City, April 11,2005

RECOUNT CLERKS

[illegible signature]
FRANCISCO PÉREZ LOBATO

[illegible signature]
FERNANDO SALMERON MOCTEZUMA

GRUPO GIGANTE

Building the future


House Care
PARA ROPA
House Care
PictureMate

annual report

2004

Executive Summary 2004



Our new Gigante hypermarket concept once more evidences the commitment we have at the Gigante Group to achieve the preference of our consumers. The redefinition of the three self-service formats, as well as greater competitiveness in terms of prices, plus more added value through our campaigns and promotions, are three of the main means to accomplish our objectives.

Financial Highlights

Income Statement

(In millions of pesos as of December 31, 2004)

	2004	2003	% Variation
Net Sales	$ 31,722.9	$ 32,708.8	-3.0%
Operating Expenses	6,150.0	6,068.9	1.3%
Operating Income	934.0	834.1	12.0%
EBITDA	1,765.6	1,592.4	10.9%
Net Income	393.4	332.6	18.3%
Earnings per Share	0.40	0.34	17.6%
Common Shares Outstanding	977,644,977	977,447,505	

99 stores



page 4

52 stores


Bodega
GIGANTE

page 5

63 stores


Super
GIGANTE

page 6

46 stores



page 10

Assortment and quality

We continue to work on optimizing the variety, freshness and quality of our products, while tailoring them to the needs of Mexico's different regions.



Distribution centers

In 2004, we took the first step in our plan to expand the installed capacity of our distribution centers, and practically concluded the construction of the new facilities for the country's Central region in Tultitlán, State of Mexico.

Business expansion and diversificaction

The participation of our businesses such as Office Depot, Toks and Radio Shack has increased significantly, contributing towards the transformation and strengthening of the Group's structure.



8 stores



page 11

47 restaurants



page 12

103 stores



page 13

98 stores


RadioShack

page 14

Consolidated Balance Sheet
(In millions of pesos as of December 31, 2004)

	2004	2003
Assets	$ 22,293.0	$ 23,480.0
Cash and Cash Equivalents	617.9	549.2
Inventories	4,082.8	4,620.0
Others	2,877.1	3,315.5
Fixed Assets	14,715.3	14,995.3
Liabilities and Shareholders' Equity	22,293.0	23,480.0
Trade Accounts Payable	3,994.7	5,397.6
Others	5,309.6	5,079.8
Shareholders' Equity	12,988.8	13,002.6

Letter to our Shareholders

For the Gigante Group, 2004 was a period of furthering and reinforcing the strategy we have designed to address the increasing competition of the commercial sector in recent years.

In our self-service business, we are working to become the consumers' preferred store, and encourage growth with profitability. To this end, we fostered greater differentiation and commercial competitiveness by broadening the scope of our price strategy, as well as enhanced promotional campaigns. As a result, we have observed a constant rate of improvement in our prices compared with the major competitors of each region.

As part of the plan to boost the image and positioning of our stores and in order to strengthen our commercial strategy, we reopened the first Gigante unit in Mexico City under a completely innovative hypermarket concept. This refurbishment included, in addition to physical aspects, a core transformation of the shopping experience. Accordingly, we made changes in assortment, customer assistance, service, as well as in shopping ease and speed.

Consistent with this same principle, we continued to make progress in our remodeling program of the previously defined Super Gigante format, and completed the process of redefining the characteristics and attributes that will be added to the new Bodega Gigante concept. We will reopen the first unit under this new image in the second quarter of 2005.

Another of the year's highlights was the release of the second stage of the SAP (Data Processing Systems & Applications) implementation project. This action is key to its success, since we have integrated the four main areas of the business' value chain in two of the country's regions.

As a result, the Operations, Logistics and Commercial Departments—as well as the Finance and Accounting Departments in Yucatán and Baja California—are already operating simultaneously on SAP's technological platform, which will enable us to reproduce the model nationwide by mid 2005.

As regards logistics and distribution, during the year we took our first step in the Group's expansion plan, and practically concluded the construction of the new facilities in Tultitlán, State of Mexico, for the country's Central region. The foregoing will allow us to double the zone's installed capacity and more efficiently supply our chain of self-service stores.

In the case of our Toks Restaurants, remodeling activities were intense in 2004. We revamped a total of eight establishments, in addition to opening a new unit in Mexico City, thereby contributing significantly to the positioning of the new Toks image. To date, 64% of our chain has been refurbished.

At Office Depot, we continue to foster additional sales channels—such as Telemarketing, corporate sales and Internet sales—and have obtained outstanding results. Likewise, we increased our sales floor by 11%, thereby strengthening our indisputable position as domestic leaders in the sale of office supplies and equipment.

Radio Shack has also reinforced its leadership by expanding and consolidating its business concept. This year we increased the sales area by 17%, and expect a more aggressive expansion for 2005.

Consistent with the profitability principle we have pursued in the last few years, we decided to close our PriceSmart stores in late February, 2005.

2004 was a period of progress and reinforcement

Additionally, during the second quarter of 2004, we successfully concluded the restructuring of bank liabilities by means of long-term rescheduling, with partial amortizations for five years. This will allow for financial flexibility, and consequently more competitiveness.

In 2004, investments amounted to 757 million pesos, and we totaled 519 establishments with a sales area of 12,345,738 sq. ft. Resources were used for the opening of 41 new stores, 20 remodelings, as well as for systems and logistics. During the year, we inaugurated 1 Super Gigante, 4 SuperPrecio, 1 Toks, 15 Office Depot and 15 Radio Shack units. Likewise, we closed 1 Gigante, 1 Bodega Gigante, 2 Super Gigante, 5 SuperPrecio, 1 Office Depot and 4 Radio Shack stores.

During the second year of the Gigante Foundation, in 2004 we intensified our commitment to the community by supporting different programs focusing on health, education, well-being and ecology, among others. During this period, we channeled resources in excess of 30 million pesos and benefited more than 50,000 persons, mostly children.

On the other hand, in late March we suffered the loss of our founder, Don Ángel Losada Gómez; however, his vision, entrepreneurship, passion for work and simplicity will always be with us, as a guide and path to follow.

It is also worth mentioning that in 2004 we formalized the incorporation of the Finance & Planning Committee, as well as the Evaluation & Compensation Committee, as management's intermediate organs. Their objective is to increase transparency vis-à-vis consumers, investors, authorities and the public in general.

This year's major changes and intense work have already given forth their first results. We wish to thank our 35,831 employees for their dedication, professionalism and integrity, and confirm our commitment to authorities, suppliers and shareholders in the task of transforming our company into our customers' preferred choice.

Ángel Losada Moreno
Chairman

In our self-service business...

Sales floor



6,288,975 sq.ft.

Employees



14,223

Sales distribution

45.2%

GIGANTE

The year 2004 was a period of profound progress in our way of operating and managing the business, so as to further enhance our customers' shopping experience and achieve profitable and sustained growth.

Along these lines, our work focused on three aspects; first, store image, by redefining formats, converting establishments and making better use of our properties; second, commercial competitiveness and aggressiveness, thanks to more effective promotional campaigns and the expansion of our price strategy scope; and third, operating and administrative excellence, as a result of having transformed and standardized processes.

All these efforts are backed up by improved centralized distribution capacity, the implementation of state-of-the-art technology, as well as the ongoing development of our employees.

As to the image of our stores, in December of 2004 we reopened the Gigante Coapa branch in Mexico City under an entirely new hypermarket concept. In addition to physical aspects, remodeling included a thorough cultural change: we improved our facilities, atmosphere, assortment and, above all, operating and service-attitude guidelines to heighten personnel performance.

Furthermore, we transformed two Gigante and one Bodega units into Super Gigante stores to better meet the specific needs of the locations where they operate, thereby boosting the productivity of our real-estate assets. We also opened a new Super Gigante establishment in Tijuana, Baja California.

We concluded the redefinition of attributes of the new Bodega Gigante format, and will open the first unit of this type during the second quarter of 2005. We also continued with the process of revamping our Super

…we work towards being the preferred store…

Sales distribution

18.8%

Employees


House Care
PARA ROPA
House Care
LAVATRASTES

5,304

Sales floor

Bodega Gigante



2,123,188 sq.ft.

Bodega Gigante

Gigante stores, and are already operating 48% of this format's establishments under the new image.

With regard to our commercial strategy, we continued to lower our prices, aiming at the highest possible level of competitiveness in the fastest moving items. At the same time, we gained further ground in commercial aggressiveness, distinguishing ourselves from the competition by means of a series of special sales days, as well as by promotional campaigns such as *Peluches* that was carried out in June and July.

Throughout the year, we placed greater emphasis on segmenting our markets, so as to conduct promotions and sales that more effectively target different local tastes and needs. As a result, we observed a performance improvement in the country's Northern region, which had been the area that was mostly affected by the economic recession of the previous years.

We likewise continued optimizing product assortment, freshness and quality, tailoring our items to Mexico's different areas.



...satisfying our customers' needs

Sales floor


Super
GIGANTE

1,496,810 sq.ft.

Employees



4,840

Sales distribution

17.6%

In order to support the task of transforming the image of our facilities—and with the purpose of offering our clients a store that exceeds their expectations of service, assistance, assortment and product quality—at midyear we launched a program to improve our operating and administrative processes, which will enable us to increase the creation of value for our shoppers.

We took advantage of the progress made in the implementation of the SAP (Data Processing Systems & Applications) system, in terms of documenting and redefining administrative processes, and during the third quarter of 2004 we started up a formal operating process management scheme. This will allow us to redesign, measure, analyze and constantly improve these processes.

Likewise, we made substantial progress in our supply chain and in inventory control, by consolidating the *Automatic Replenishment* project and adding more items to the system. We also were able to keep shrinkage levels below the industry average and continued to control expenses, thanks to our having implemented programs that focus on best practices.



Technological Renovation


LOGISTICS
SUPPLIER
PURCHASES
STORE
CUSTOMER

42 units added to our SAP system



Systems at the service of efficiency and competitiveness

One of the most important headways for the company during the year was having released the second stage of the new SAP technological platform. This phase is essential to the project's success, in view of the fact that during this period the system's efficiency was tested and validated upon integrating the four areas of our business' value chain in two of the country's regions. As a result, the Operations, Commercial and Logistics Departments—as well as the Finance and Accounting Departments in Yucatán and Baja California—are already operating simultaneously under the SAP technological system. This has enabled us to lay down the foundations to reproduce the model nationwide during 2005.

In late 2004, we were already able to observe the benefits that the integration of our systems will bring us in the future, in view of the regions where the system was installed having generated better productivity results than those of the rest of the country. This is most likely due to the power of decision given to our key business areas such as the Store, Purchase and Logistics Managements, among others.

At the same time, we completed the development of the first business analysis and intelligence tools, which will strengthen the overall performance of our strategy and will result in better meeting our customers' needs. This is so, thanks to more and enhanced visibility of the business, which allows for easier decisions based on precise and real-time information.

New Distribution Centers





new
distribution center with
400,421
sq.ft.

Expanding our installed capacity to guarantee supply and quality

During the year, we took the first step in our plan to expand the installed capacity of the distribution infrastructure, and practically concluded the construction of the new facilities in Tultitlán, State of Mexico, for the country's Central zone. Perishable and non-perishable distribution centers will open their doors in mid 2005, and will have a total roofed area of 400,421 sq. ft.

Thanks to the expansion of the installed capacity and the experience gained in the last few years in terms of personnel development, technological implementation and process improvements, the complete centralized distribution model of Mexico's Central region will be applied almost immediately.

The foregoing will enable us to increase inventory turnover and lower store out-of-stocks, as well as improve our cold chain so as to provide our clientele with even fresher and better quality products. Also, suppliers that could not be included in the past will now be added.

At year-end, 58% of the merchandise sold by our self-service business passed through our eight distribution centers located in Mexico City; Guadalajara, Jalisco; Monterrey, Nuevo León; Tijuana, Baja California; and Mérida, Yucatán. Their total roofed area is 638,305 sq. ft., and they serve the country's five main regions.

Private Label

1,168
products


Bajo en Calorías


ATÚN

Greater acceptance and recognition of our products

Aware of the importance of developing private-label items, during 2004 we continued to encourage our product line so as to gain sales participation, acceptance and positioning among consumers. As a result of this effort, the performance of our 1,168 private-label items accounted for an increase in the gross profit share of our self-service business. This was possible thanks to our having implemented strict quality control measures, streamlined our image, improved sales floor signage, and carefully planned the use of store space.

During the year, resources were more effectively allocated to support the more profitable brands with more presence, and brands with less favorable results were eliminated.

Next year, we will continue working on boosting the share of our private labels and thereby converting them into our customers' preferred brand, in addition to improving the merchandise mix. We have already scheduled the launching of two hundred new products for the first quarter of 2005, placing special emphasis on their positioning.


nuevo
flirt
REFRESCO SABOR
naranja

SuperPrecio

Sales floor



127,252 sq.ft.

Employees



389

Sales distribution


0.9%

SuperPrecio HD

Positioned to grow

The SuperPrecio format began its consolidation in 2004. Both the adjustments made to the hard discount business model and the new image will enable us to accelerate sales floor expansion in the future, thereby achieving the growth, diversification and profitability objectives defined by the Group.

At year-end, the SuperPrecio format operated a total of 46 stores, by opening four new units in Mexico City's metropolitan area. Also, we relocated five units which helped to boost the business' results and more effectively tailor the format's characteristics to the needs of our target customer. Accordingly, we closed 2004 with a total sales area of 127,252 sq. ft.

Progress made during the year specially includes more effective inventory management, as well as a larger share of our private-label items which contributed towards the improvement of inventory profitability. This was the result of a careful revision and clearing of our product catalog, and of greater efficiency in the supply chain. It also enabled us to increase merchandise turnover and reduce inventory days by approximately 46%, in addition to dropping stockout levels by 54%.

Gigante USA

Sales distribution


3.9%

Employees



786

Sales floor



245,355 sq.ft.

We adapt our business to the trends of Hispanic consumers

Although in 2003 we doubled the number of establishments in the United States (totaling eight units and a sales area of 245,355 sq. ft.), efforts in 2004 were aimed at optimizing operating processes and performance in general, as well as strengthening Gigante's competitive advantages that will enable it to distinguish itself from the other competitors. We also paid special attention to more effectively adapting our business to the trends of the customers we serve.

2004 was the first full year of operation of the four recently opened units and sales per square foot went up, thanks to a better use of the store space, among other measures that were taken.

In 2005, we will continue to focus on the efficiency of our operation and the effectiveness of our commercial strategy, in order to support future development driven by a constantly expanding Hispanic population. To this end, we will continue increasing the business' sales area, by opening the ninth store in Los Angeles, California.



Toks

Seating capacity



10,135

Employees



3,173

Sales distribution

2.8%

We are making the experience of eating at a specialized restaurant popular

For our Toks restaurant chain, 2004 was a year of intense remodeling activity. Eight establishments were refurbished, and another one was opened in Mexico City's metropolitan area. Thus, at year-end we had a total seating capacity of 10,135 in 47 units, 64% of which already operate under the new image.

Remodeling efforts under the new concept have confirmed their acceptance and success, in view of the fact that each establishment is serving more people and the average ticket per person has increased. Accordingly, sales per unit have grown 28% in real terms during the last four years. This has reinforced Toks' position in the restaurant segment, taking its competitiveness to the highest levels.

In 2005, we will begin a more aggressive stage of expansion, while constantly maintaining our focus on the product and relying on committed and trained personnel. This initiative is based on the strategy we have designed to keep our promise to our customers: service, food quality, cleanliness and reasonable prices.



Office Depot

Sales distribution

8.2%

Employees


PictureMate

3,364

Sales floor



1,786,264 sq.ft.

Growth extends beyond our stores

In only ten years we exceeded the 100 unit benchmark, by closing 2004 with 103 establishments, including 9 in Central America. Throughout this period, we strengthened our position as the country's largest and most important chain of office-supply stores. During the year, we opened 15 units—fourteen in Mexico and another one in Costa Rica—that were totally financed for the sixth consecutive year with resources generated by our own operation.

The company has a modern cross dock, through which all the merchandise is distributed to the stores; this has enabled us to improve assortment and boost sales.

In the last few years, we have developed four successful sales channels: stores, Telemarketing, Internet and direct company sales, the latter having more than 130 salespeople throughout the country.

In 2004, earnings and profitability grew considerably once again, thanks to our low-price culture as well as an efficient cost structure, which together have positioned us as the leading company in the sale of office supplies and equipment.



Radio Shack

Sales floor


RadioShack

135,067 sq.ft.

Employees



695

Sales distribution


1.8%

RadioShack

We demystify technology in Mexican homes

In 2004, we resumed the growth of our business, by opening a total of fifteen units in the states of Nuevo León, Yucatán, Tabasco, Chiapas, Veracruz, Hidalgo and the State of Mexico. As a result, the sales area increased by 17%, totaling 135,067 sq. ft. in 98 branches. It is worth mentioning that, during this period, we made significant inroads into Mexico's Southeastern region where our stores were not yet present.

With the purpose of consolidating Radio Shack's new positioning and meeting our strategic intention of *demystifying technology in Mexican homes*, we refurbished six establishments which will serve as a model for future openings.

These remodelings involve layout changes, as well as the expansion of our product line and the increase of display space for digital-image-technology products, such as cameras, camcorders and printers, among others. We also changed the way in which we present our more specialized items, making it easier for customers to look for them and receive any necessary assistance.

On the other hand, we improved the product supply process, specifically in shipping merchandise from the United States to our country, which will result in a more timely and innovative assortment at our stores.

Thus, during 2005 we will accelerate the growth of our sales area so as to strengthen our position as leaders in the sector of electronic and specialized products.



Social Responsibility

Channeled resources

more than $30 million

Employment



for senior citizens

Institutional campaigns



Intense work for our community

FUNDACIÓN GIGANTE

The Gigante Group is committed to society. In line with this conviction, in 2004 the Gigante Foundation performed a series of activities aimed at community well-being in the branches of health, education, nutrition and natural disasters. These efforts have benefited over 50,000 people, mostly children.

We channeled more than 30 million pesos towards different institutions such as ÚNETE, the Federico Gómez Children's Hospital, Asociación Programa Lazos, APAC (Association pro People with Cerebral Palsy), Universidad Iberoamericana, Universidad Anáhuac, the Reina Sofía Retirement Home, the Fideicomiso Ver Bien para Aprender Mejor (See to Learn Better Trust) and the Teletón Foundation, in which the participation of Office Depot was essential.

Likewise, we have developed diverse community-support plans, such as hiring senior citizens through an agreement signed with the INAPAM (National Institute of Senior Citizen Support). At present, more than 1,500 individuals have the opportunity to be productive again and, at year-end 2005, we estimate that this figure will double to 3,000.

Another successful program is Toks' *Proyectos Productivos (Productive Projects)*, through which we directly purchase top-quality food items from rural producers, thereby contributing to the economic and social development of their communities.

We also carried out the *En Gigante Todos Vemos (We Can All See at Gigante)* project, in which we diagnosed eye problems among our employees and their immediate families, resulting in the delivery of over 35,000 pairs of eyeglasses free of charge.

Corporate Governance

We monitor the transparency of our operation and the interests of our shareholders

Performing with transparency vis-à-vis consumers, suppliers, investors, authorities and the public in general is a priority for the Gigante Group. It is for this reason that the company has been adapting its structure to the Mexican Code of Best Corporate Practices, and actively works on adhering to this norm.

The Audit Committee was formed in 2002, and the Finance & Planning Committee, as well as the Evaluation & Compensation Committee were created in 2004. The individuals that make up these organs are:

Audit Committee

Luis Santana C.
Chairman
Luis Rebollar C.
Ángel Losada M.

Finance & Planning Committee

Proprietary Members	Alternate Members
Roberto Salvo H. (Chairman)	Luis Rebollar C.
José Aguilera M.	Javier Molinar H.
Javier Fernández C.	María Eugenia Sidaoui D.

Evaluation & Compensation Committee

Proprietary Members	Alternate Members
Roberto Salvo H. (Chairman)	Ángel Losada M.
Gilberto Perezalonso C.	Arturo Treviño C.
Luis Santana C.	Luis Fernández G.

Financial Statements 2004



Examiner's Report

Ernesto Valenzuela Espinoza
Contador Público Certificado

To the Stockholders of Grupo Gigante, S. A. de C. V.:

As Company Examiner, in compliance with article 166 of the General Corporate Law and the company bylaws of Grupo Gigante, S. A. de C.V., I submit my report on the truthfulness, adequacy and fairness of the consolidated information which the Board of Directors has furnished to you relative to the progress of the company for the year ended December 31, 2004.

I attended the Stockholders', Board of Directors' and Audit Committee's meetings held, and obtained information from the directors and administrators on those operations, documentation and records, which I deemed necessary to examine. My review was performed in accordance with auditing standards generally accepted in Mexico.

In my opinion, the accounting and reporting criteria and policies followed by the Company and considered by the administrators to prepare the information which they presented to this meeting, are adequate and sufficient, and were applied consistenly with regard to the prior year. Accordingly, such information reflects truthfully, fairly and sufficiently the consolidated financial position of Grupo Gigante, S. A. de C. V. at December 31, 2004, and the consolidated results of its operations, changes in its stockholders' equity and changes in its financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico.

C.P.C. Ernesto Valenzuela Espinoza
Examiner

Mexico City, February 16, 2005

Independent Auditors' Report

Deloitte.

To the Board of Directors and Stockholders of Grupo Gigante, S. A. de C. V.

We have audited the accompanying consolidated balance sheets of Grupo Gigante, S. A. de C. V. and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years then ended, all expressed in thousands of Mexican pesos of purchasing power of December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Grupo Gigante, S. A. de C. V. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended in conformity with accounting principles generally accepted in Mexico.

The accompanying financial statements have been translated into English for the convenience of users.

Galaz, Yamazaki, Ruiz Urquiza, S. C.
Member of Deloitte Touche Tohmatsu

C.P.C. Juan Antonio Rodríguez Espínola

February 16, 2005

Galaz, Yamazaki,
Ruiz Urquiza, S.C.
Paseo de la Reforma 505
Piso 28
Colonia Cuauhtémoc
06500 México, D.F.
México

Tel: +52 (55) 5080 6000
Fax: + 52 (55) 5080 6001
www.deloitte.com/mx

Consolidated balance sheets

As of December 31, 2004 and 2003
(In thousands of Mexican pesos of purchasing power of December 31, 2004)

Assets		**2004**		**2003**
Current assets:				
Cash and temporary investments	$	617,855	$	549,200
Trade accounts receivable		1,644,865		2,078,029
Inventories		4,082,768		4,619,974
Prepaid expenses		264,232		328,568
Total current assets		6,609,720		7,575,771
Property and equipment – net		14,715,293		14,995,262
Investment in shares		189,945		170,983
Goodwill and other assets – net		778,072		737,973
Total	**$**	**22,293,030**	**$**	**23,479,989**
Liabilities and stockholders' equity				
Current liabilities:				
Notes payable to financial institutions	$	55,192	$	2,191,108
Current portion of long-term debt		545,627		7,840
Trade accounts and notes payable		3,994,673		5,397,608
Due to related parties		91,486		34,754
Accrued expenses and taxes		1,258,722		1,013,472
Total current liabilities		5,945,700		8,644,782
Long-term debt and employee retirement obligations		2,090,564		627,534
Deferred income taxes and employee statutory profit sharing		1,268,008		1,205,109
Total liabilities		**9,304,272**		**10,477,425**
Stockholders' equity:				
Common stock	$	2,409,481	$	2,409,460
Additional paid-in capital		6,752,064		6,752,064
Retained earnings		15,777,150		15,383,814
Insufficiency in restated stockholders' equity		(10,832,907)		(10,409,186)
Cumulative effect of deferred income tax		(1,177,018)		(1,177,018)
Majority stockholders' equity		12,928,770		12,959,134
Minority stockholders' equity		59,988		43,430
Total stockholders' equity		**12,988,758**		**13,002,564**
Total	**$**	**22,293,030**	**$**	**23,479,989**

See accompanying notes to consolidated financial statements.

Consolidated statements of income

For the years ended December 31, 2004 and 2003
(In thousands of Mexican pesos of purchasing power of December 31, 2004, except per share amounts)

	2004	2003
Revenues:		
Net sales	$ 31,184,559	$ 32,212,329
Other	538,305	496,485
Total revenues	31,722,864	32,708,814
Costs and expenses:		
Cost of sales	24,638,899	25,805,845
Operating expenses	6,150,012	6,068,888
Total costs and expenses	30,788,911	31,874,733
Income from operations	933,953	834,081
Net comprehensive financing cost	96,256	178,828
Other expenses	135,918	54,169
Income before income tax and employee statutory profit sharing	701,779	601,084
Income tax expense	239,325	257,869
Employee statutory profit sharing expense	53,904	11,318
Consolidated net income	**$ 408,550**	**$ 331,897**
Net income of majority stockholders	$ 393,426	$ 332,609
Net income (loss) of minority stockholders	15,124	(712)
Consolidated net income	**$ 408,550**	**$ 331,897**
Basic earnings per ordinary share	$ 0.40	$ 0.34

See accompanying notes to consolidated financial statements.

Consolidated statements of changes in stockholders' equity

For the years ended December 31, 2004 and 2003
(In thousands of Mexican pesos of purchasing power of December 31, 2004)

	Common stock	Additional paid in capital	Retained earnings	Insufficiency in restated stockholders' equity	Cumulative effect of deferred income tax	Minority stockholders' equity	Total stockholders' equity
Balance as of January 1, 2003	$ 2,409,460	$ 6,752,064	$ 15,051,205	$ (9,961,818)	$ (1,177,018)	$ 47,721	$ 13,121,614
Net comprehensive loss			332,609	(447,368)		(4,291)	(119,050)
Balance as of December 31, 2003	2,409,460	6,752,064	15,383,814	(10,409,186)	(1,177,018)	43,430	13,002,564
Sales of shares - net	21		(90)				(69)
Net comprehensive loss			393,426	(423,721)		16,558	(13,737)
Balance as of December 31, 2004	**$ 2,409,481**	**$ 6,752,064**	**$ 15,777,150**	**$ (10,832,907)**	**$ (1,177,018)**	**$ 59,988**	**$ 12,988,758**

See accompanying notes to consolidated financial statements.

Consolidated statements of changes in financial position

For the years ended December 31, 2004 and 2003
(In thousands of Mexican pesos of purchasing power of December 31, 2004)

	2004	2003
Operating activities:		
Consolidated net income	$ 408,550	$ 331,897
Items that did not require (generate) resources:		
Depreciation and amortization	831,637	758,318
Loss on sale of property and equipment	14,713	2,498
Disposals of property and equipment	88,130	35,698
Employee retirement obligations	2,618	9,201
Deferred income taxes and employee statutory profit sharing	19,126	(16,365)
	1,364,774	1,121,247
Changes in operating assets and liabilities:		
Trade accounts receivable	433,164	(9,607)
Inventories	158,692	708,778
Prepaid expenses	64,336	(71,574)
Trade accounts and notes payable	(1,402,935)	(368,570)
Due to related parties	56,732	(88,345)
Accrued expenses and taxes	245,250	(285,218)
Net resources generated by operating activities	920,013	1,006,711
Financing activities:		
Notes payable to financial institutions	(2,135,916)	(70,034)
Proceeds (payments) long-term debt	1,998,199	(57,473)
Sales of shares - net	(69)	
Net resources used in financing activities	(137,786)	(127,507)
Investing activities:		
Acquisition of property and equipment	(699,671)	(546,444)
Proceeds from sale of property and equipment	104,120	1,002
Deferred charges	(57,421)	(67,772)
Restricted cash	(28,271)	(29,151)
Investment in shares	(18,962)	(43)
Other assets	(13,367)	(6,743)
Net resources used in investing activities	(713,572)	(649,151)
Cash and temporary investments:		
Increase	68,655	230,053
Balance at beginning of year	549,200	319,147
Balance at end of year	**$ 617,855**	**$ 549,200**

See accompanying notes to consolidated financial statements.

Notes to consolidated financial statements

For the years ended December 31, 2004 and 2003
(In thousands of Mexican pesos of purchasing power of December 31, 2004, except per share data)

1. Nature of business

Grupo Gigante, S. A. de C. V. and subsidiaries (the "Company") are engaged in self-service stores that sell groceries, perishables, clothing, general merchandise, office supplies and electronic goods.

2. Basis of presentation

a. ***Explanation for translation into English*** - The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico. These consolidated financial statements are presented based upon accounting principles generally accepted in Mexico (MEX GAAP). Certain accounting practices applied by the Company that conform with MEX GAAP may not conform with accounting principles generally accepted in the country of use.

b. ***Consolidation of financial statements*** - The consolidated financial statements include those of Grupo Gigante, S. A. de C. V. and its subsidiaries, whose shareholding percentage in their capital stock is shown below. The financial statements of Office Depot de México, S. A. de C. V. and PSMT México, S. A. de C. V. are consolidated using the proportionate consolidation method, based on the Company's 50% ownership interest in such entities. Intercompany balances and transactions have been eliminated.

Company or Group	Equity	Activity
Gigante, S. A. de C. V.	99.99%	214 self-service stores that sell groceries, perishables, clothing and general merchandise.
Office Depot de México, S. A. de C. V.	50.00%	92 office supply stores in Mexico, 3 in Costa Rica, 4 in Guatemala, 2 in El Salvador and 2 distribution centers.
PSMT México, S. A. de C. V.	50.00%	2 club price stores in Guanajuato, Mexico and 1 in Querétaro, Mexico.
Gigante Holdings International, Inc.	100.00%	8 self-service stores focusing on the Latin market in Los Angeles, California.
Cafeterías Toks, S. A. de C. V.	99.99%	A chain of 47 restaurants.
Tiendas Super Precio, S. A. de C. V.	99.98%	46 self-service stores that sell groceries.
Radio Shack de México, S. A. de C. V.	50.01%	98 stores that sell electronic goods.
Controtiendas, S. A. de C. V.	99.99%	37 real estate companies that own land where Company stores are located.
Bodega Gigante, S. A. de C. V.	99.99%	11 real estate companies that own land where Company stores are located.

Company or Group	Equity	Activity
Controladora del Norte, S. A. de C. V.	99.99%	5 real estate companies that own land where Company stores are located.
Gigante-Fleming, S. A. de C. V.	99.99%	A real estate company that owns land where two of the Company's stores are located, as well as the use and control of trade marks.
Servicios Gigante, S. A. de C. V.	99.98%	Provides administrative services to the Company.
Servicios Toks, S. A. de C. V.	99.98%	Provides administrative services to the Company.
Pagos en Línea, S. A. de C. V.	99.98%	Electronic cash transfers in Mexico.
Procesadora Gigante, S. A. de C. V.	99.98%	Sales, administration and operation of commercial business related to packing and pouring food.
Operadora Gigante, S. A. de C. V.	99.98%	Provides administrative services to the Company.
Compañía Importadora Gigante, S. A. de C. V.	99.98%	Purchase-sale, manufacture, elaboration and commercialization of merchandise.
Servicios Gastronómicos Gigante, S. A. de C. V.	99.98%	Provides gastronomic services to the Company.

c. ***Translation of financial statements of foreign subsidiaries*** - To consolidate the financial statements of foreign subsidiaries that operate independently of the Company in terms of finances and operations, such foreign currency financial statements are translated into Mexican pesos with the resulting exchange differences presented in stockholders' equity. For translation purposes, amounts are translated into Mexican pesos using the following exchange rates: (i) the closing exchange rate in effect at the balance sheet date for all assets and liabilities (ii) the exchange rate in effect at the date the contributions were made for common stock (iii) the exchange rate in effect at the end of the year in which the results were generated and (iv) the exchange rate in effect at the end of the year for revenues and expenses.

The financial statements of foreign subsidiaries included in the 2003 consolidated financial statements are restated in the constant currency of the countries in which they operate and are translated into Mexican pesos using the exchange rate of the latest year presented.

d. ***Net comprehensive loss*** - Represents changes in stockholders' equity during the year, for concepts other than distributions and activity in contributed common stock, and is comprised of the net income of the year, plus other comprehensive income (loss) items of the same period, which are presented directly in stockholders' equity without affecting the consolidated statements of income. In 2004 and 2003, other comprehensive loss items consist of the insufficiency in restated stockholders' equity, the translation effects of foreign entities which is presented in the insufficient in restated stockholders' equity, and the net income (loss) of minority stockholders.

e. ***Reclassifications*** - Certain amounts in the financial statements as of and for the year ended December 31, 2003 have been reclassified in order to conform to the presentation of the consolidated financial statements as of and for the year ended December 31, 2004.

3. Summary of significant accounting policies

The accounting policies followed by the Company are in conformity with MEX GAAP, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management's best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

a. ***Change in accounting principle*** - Beginning January 1, 2004, the Company adopted the provisions of Bulletin C-15, "Accounting for Impairment and Disposal of Long-lived Assets" ("C-15"), which establishes, among others, new rules to calculate and recognize impairment losses and their reversal. When there are indicators of impairment of long-lived assets in use, tangible and intangible, including goodwill and such impairment is not temporary, entities must evaluate possible impairment losses. To calculate impairment losses, recovery value must be determined, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, represented by the present value of future net cash flows, using an appropriate discount rate. The adoption of this Bulletin did not have a significant effect on the Company's consolidated financial positions or results of operations.

b. ***Recognition of the effects of inflation*** - The Company restates its consolidated financial statements to Mexican pesos purchasing power of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior year have been restated to Mexican pesos of purchasing power of December 31, 2004 and, therefore, differ from those originally reported in the prior year.

c. ***Temporary investments*** - Temporary investments are stated at the lower of acquisition cost plus interest earned or market value.

d. ***Inventories and cost of sales*** - Inventories are valued at the lower of replacement cost or realizable value. Cost of sales is restated for the effects of inflation using the last-in, first-out method.

e. ***Property and equipment*** - Property and equipment are initially recorded at acquisition cost and restated using the National Consumer Price Index (NCPI). Depreciation is calculated using the straight-line method based on the useful lives of the related assets, as follows:

	Years
Buildings	50
Buildings on leased property	50
Store equipment	13
Furniture and equipment	10
Vehicles	8

Comprehensive financing cost incurred during the period of construction is capitalized and restated using the NCPI.

f. ***Impairment of long-lived assets in use*** - The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows or the net sales price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment indicators considered for these purposes are, among others, the operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, competition and other legal and economic factors.

g. ***Investment in shares*** - Investment in shares is valued at acquisition cost and restated using the NCPI.

h. ***Goodwill*** - Goodwill represents the excess of cost over recorded value of subsidiaries as of the date of acquisition. It is restated using the NCPI and is amortized over 20 years.

i. ***Employee retirement obligations*** - Seniority premiums and pension plans are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company's employees. Severance is charged to results when the liability is determined to be payable.

j. ***Deferred charges*** - Costs incurred in the development phase that meet certain requirements and that the Company has determined will have future economic benefits are capitalized and amortized based on the straight-line method over four years. Those disbursements that do not meet such requirements, as well as research costs, are recorded in results of the period in which they are incurred.

k. ***Provisions*** - Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated.

l. ***Income taxes, tax on assets and employee statutory profit sharing*** - Income taxes (ISR) and employee statutory profit sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred ISR assets are reduced by any benefits about which there is uncertainty as to their realizability. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

The tax on assets paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet decreasing the deferred ISR liability.

m. ***Foreign currency balances and transactions*** - Foreign currency transactions are recorded at the applicable exchange rate at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost in the consolidated statements of income.

n. ***Insufficiency in restated stockholders' equity*** - Insufficiency in restated stockholders' equity represents the accumulated monetary position result through the initial restatement of the consolidated financial statements and the loss from holding nonmonetary assets through December 31, 1996, which resulted from restating certain nonmonetary assets below inflation utilizing appraisal values.

o. ***Monetary position gain*** - Monetary position gain, which represents the increase of purchasing power of monetary items caused by inflation, is calculated by applying NCPI factors to monthly net monetary position. Gains result from maintaining a net monetary liability position.

p. ***Earnings per share*** - Basic earnings per ordinary share is calculated by dividing net income of majority stockholders' by the weighted average number of ordinary shares outstanding during the year.

4. Accounts receivable

	2004	2003
Trade accounts receivable	$ 677,985	$ 921,138
Recoverable taxes	673,472	719,198
Other	293,408	437,693
	$ 1,644,865	**$ 2,078,029**

5. Property and equipment - net

	2004	2003
Buildings	$ 4,742,498	$ 4,456,321
Buildings on leased property	4,725,130	4,711,001
Store equipment	6,303,699	6,222,026
Furniture and equipment	663,821	699,742
Vehicles	231,491	229,292
	16,666,639	16,318,382
Accumulated depreciation and amortization	(7,228,816)	(6,598,569)
	9,437,823	9,719,813
Construction in progress	244,172	183,987
Land	5,033,298	5,091,462
	$ 14,715,293	**$ 14,995,262**

Approximately 45% of the Company's land and building are pledged in guarantee for the long-term bank debt (see Note 9).

6. Investment in shares

As of December 31, 2004 and 2003, investment in shares balance is represented by the investment the Company has in the shares issued by PriceSmart Inc. The balance in shares as of December 31, 2004 represents the investment in 1,667,333 common shares of PriceSmart Inc., which were purchased on November 23, 2004, at a price of U.S. 10.00 per share, based on the right of first refusal approved by the Board of Directors of the issuer to convert preferred shares into common shares, with the Company assuming the obligation to hold such shares for a minimum period of one year. As of December 31, 2003, the investment was represented by 15,000 shares of Series A preferred stock in PriceSmart Inc., with the right to a cumulative dividend of 8% per year.

7. Goodwill and other assets - net

	2004	2003
Goodwill – net	$ 422,312	$ 461,420
Trust for the acquisition of shares	54,784	43,172
Restricted cash	79,892	51,621
Deferred charges - net	130,920	93,351
Other non-current assets	90,164	88,409
	$ 778,072	**$ 737,973**

Restricted cash represents cash, which cannot be immediately disposed due to a legal action in which a Company's subsidiary is involved.

8. Notes payable to financial institutions

The Company has certain short-term, notes payable due to financial institutions. Outstanding borrowings under these arrangements amounted at December 31, 2004 and 2003, were $55,192 and $2,191,108, respectively. The weighted average interest rates under these arrangements at December 31, 2004 and 2003, were 11.26% and 8.73%, respectively.

9. Long-term debt and employee retirement obligations

	2004	2003
Unsecured notes payable to banks at the 28-day Interbank Interest Rate (TIIE), multiplied by the factor of 1.045, provided that the latter is less than that generated by considering the TIIE plus 1.6 percentage points or exceeds that generated by considering the TIIE plus 0.75 percentage points (the interest rate as of December 31, 2003 was 7.24%), which mature on September 28, 2005. On June 24, 2004 the Company concluded negotiations with the principal creditor financial institutions to refinance its long-term debt. The notes payable shown in this heading were included in the negotiation, which now form part of the simple credit contract for $2,153,000 shown in this note.		$ 525,950
Note payable with no maturity date, collateralized by buildings with a net book value of $127,160 at December 31, 2004; interest on outstanding balances is calculated at the 28-day TIIE plus 2 percentage points, interest rate December 31, 2004 and 2003 was 10.93% and 8.40%, respectively.	$ 40,847	50,698

	2004	2003
Current account credit contract with mortgage security with maturity on June 25, 2007. Multiple dispositions of the credit may be made without exceeding the maximum amount of $381,000, and each disposition for a maximum of 90 days. The interest is payable upon maturity of each disposition at the annual Interbank Interest Rate (TIIE) plus the applicable margin, which will be based on the relationship of the interest coverage ratio and total bank debt ratio compared to EBITDA. Such margin will be determined every quarter (the 91-day interest rate as of December 31, 2004 was 9.99%).	381,000	
Simple credit contract with mortgage security payable in 16 equal quarterly payments starting March 2005, with maturity on December 31, 2008. The interest is payable on quarters due at the fixed-rate of 9.51% plus the applicable margin, which will be based on the relationship of the interest coverage ratio and total bank debt ratio compared to EBITDA. Such margin will be determined every quarter (the interest rate as of December 31, 2004 was 11.01%).	2,153,000	
Total long-term debt	2,574,847	576,648
Current portion of long-term debt	(545,627)	(7,840)
Employee retirement obligations	61,344	58,726
	$ 2,090,564	**$ 627,534**

One of the provisions of the Company's loan contract, establishes the obligation for certain financial ratios to be maintained at the end of each quarterly reporting period. At December 31, 2004 the Company has complied with these obligations.

10. Company benefits and seniority premium plans

Costs included in operating expenses:

	2004	2003
Fringe benefits	$ 471,760	$ 435,465
Seniority premiums	9,435	7,005
	$ 481,195	**$ 442,470**

11. Stockholders' equity

a. Stockholders' equity at December 31, 2004, consists of the following:

	Number of shares	Historical value	Restatement effect	Total
Fixed capital	176,734,102	$ 18,922	$ 506,845	$ 525,767
Variable capital	800,910,875	85,750	1,797,964	1,883,714
	977,644,977	104,672	2,304,809	2,409,481
Additional paid in capital		2,120,647	4,631,417	6,752,064
Retained earnings		3,395,798	12,381,352	15,777,150
Insufficiency in restated stockholders' equity			(10,832,907)	(10,832,907)
Cumulative effect of deferred income tax		(895,072)	(281,946)	(1,177,018)
Minority stockholders' equity		43,257	16,731	59,988
Total	**977,644,977**	**$ 4,769,302**	**$ 8,219,456**	**$ 12,988,758**

Common stock is comprised of common nominative shares. Fixed capital stock may not be withdrawn. Variable capital shares are freely subscribed. Variable capital may not be greater than ten times fixed capital.

b. At December 31, 2004 and 2003, the Company repurchased 8,654,967 and 8,641,967 shares respectively. The market value of such shares was $8.10 and $6.00 per share at December 31, 2004 and 2003, respectively.

c. Retained earnings includes a statutory legal reserve. The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2004 and 2003, the legal reserve, in historical pesos, was $21,115 for both years.

d. Stockholders' equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when the dividend is distributed. In 2004, the ISR rate was 33%; it will decrease to 30% in 2005, and subsequently one percentage point each year, until reaching 28% in 2007. Any tax paid on such distribution, may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

e. The balances of the stockholders' equity tax accounts as of December 31 are as follows:

	2004	2003
Contributed capital account	$ 7,615,787	$ 7,615,787
Net consolidated tax income account	2,792,804	2,656,987
Reinvested net consolidated tax income account	267,161	267,161
Total	**$ 10,675,752**	**$ 10,539,935**

12. Foreign currency balances and transactions

a. At December 31, the foreign currency monetary position in thousands of U.S. dollars is as follows:

	2004	2003
Monetary assets	5,902	5,183
Monetary liabilities	(39,290)	(58,351)
Monetary liability position – net	(33,388)	(53,168)
Equivalent in thousands of Mexican pesos	**$ (372,276)**	**$ (597,077)**

b. Approximately 7.1% and 5.9% of inventory purchases were imported by the Company in 2004 and 2003, respectively.

c. Transactions denominated in thousands of U.S. dollars during the years ended December 31, 2004 and 2003 include import purchases of 159,523 and 143,344, respectively.

d. The exchange rates in effect at the dates of the balance sheets and of issuance of the consolidated financial statements were as follows:

	December 31		February 16
	2004	2003	2005
One U.S. dollar	$ 11.15	$ 11.23	$ 11.18

13. Balances and transactions with related parties

a. Transactions with related parties during the years ended December 31, 2004 and 2003, carried out in the ordinary course of business, were as follows:

	2004	2003
Purchases from PriceSmart Inc.	$ 4,623	$ 6,459
Purchases from Radio Shack International Inc.	147,647	73,660
	$ 152,270	**$ 80,119**

b. Balances payable to related parties at December 31, are as follows:

	2004	2003
PriceSmart Inc.	$ 13,464	$ 7,196
Radio Shack International Inc.	78,022	27,558
	$ 91,486	**$ 34,754**

14. Net comprehensive financing cost

	2004	2003
Interest expense	$ 412,029	$ 392,756
Interest income	(18,784)	(10,908)
Foreign exchange loss - net	1,245	18,946
Monetary position gain	(381,956)	(301,864)
Other financing expenses	83,722	79,898
	$ 96,256	**$ 178,828**

15. Income taxes, tax on assets and employee statutory profit sharing

In accordance with Mexican tax law, the Company is subject to income tax (ISR) and tax on assets (IMPAC), which take into consideration the taxable and deductible effects of inflation. The ISR rate was 33% in 2004 and 34% in 2003. IMPAC is calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities and is payable only to the extent that it exceeds ISR payable for the same period; any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

On December 1, 2004, certain amendments to the ISR and IMPAC Laws were published and are effective as of 2005. The primary amendments were as follows: a) the ISR rate was reduced to 30% in 2005, 29% in 2006 and 28% as of 2007; b) for income tax purposes, cost of sales will be deducted instead of inventory purchases; c) in 2005, an option was established to amortize inventories at December 31, 2004 into taxable income over a period from 4 to 12 years determined in conformity with the respective tax rules; when electing to amortize inventories into taxable income, any unamortized balance of inventories under Rule 106 and unamortized tax loss carryforwards must be deducted from the inventory balance; inventories may be deducted as sold; d) as of 2006, the employee statutory profit sharing paid will be fully deductible; e) bank liabilities and liabilities with foreign entities are included in the determination of the IMPAC taxable base.

Grupo Gigante, S. A. de C. V., files consolidated ISR and IMPAC tax returns with its subsidiaries.

a. ISR and PTU consist of the following:

	2004	2003
ISR:		
Current	$ 73,693	$ 41,060
Deffered	160,841	126,882
Effect of change in statutory rate on deferred ISR	(198,725)	
Change in the valuation of allowance for recoverable tax on assets and benefit of tax loss carryforwards	203,516	89,927
	$ 239,325	**$ 257,869**
PTU:		
Current	$ 7,840	$ 11,318
Deffered	46,064	
	$ 53,904	**$ 11,318**

To determine deferred ISR at December 31, 2004, the Company applied the different tax rates that will be in effect beginning in 2005 to temporary differences according to their estimated dates of reversal. In addition, in accordance with tax regulations in effect as of 2005, the Company's management elected to amortize the tax inventory of $2,485,583 at December 31, 2004 into taxable income over a seven-years period beginning in 2005, based on inventory turnover. Accordingly, the initial effect of the new regulation of no longer deducting inventory purchases is deferred. The result derived from applying the different tax rates is shown in the table below under effect of reduction in statutory rate on deferred ISR.

b. The reconciliation of the statutory and effective ISR rates expressed as a percentage of income before ISR and PTU is as follows:

	2004	**2003**
Statutory rate	33%	34%
Add:		
Effect of permanent differences, mainly nondeductible expenses	4	2
Change in the valuation of allowance for recoverable tax on assets paid and benefits on tax loss carryforwards	29	15
Less:		
Effects of inflation	(4)	(8)
Effect of change in statutory rate on deferred ISR	(28)	
Effective rate	**34%**	**43%**

c. The main items comprising the liability balance of deferred ISR and PTU are:

	2004	**2003**
Deferred ISR assets (liabilities):		
Property and equipment	$ (1,419,806)	$ (1,358,183)
Inventories	(1,124,022)	(1,490,963)
Tax inventory from 1986	265,339	314,759
Other	(29,305)	(1,669)
Deferred ISR from temporary differences	(2,307,794)	(2,536,056)
Effect of tax loss carryforwards	454,421	504,368
Recoverable tax on assets	873,064	961,740
Deferred ISR liability	(980,309)	(1,069,948)
Allowance for recoverable tax on assets and of tax loss carryforwards	(241,635)	(135,161)
Long-term deferred ISR liability - net	(1,221,944)	(1,205,109)
Deferred PTU liability	(46,064)	
Total long-term deferred liability - net	**$ (1,268,008)**	**$ (1,205,109)**

d. Due to a deterioration in the circumstances used to assess the recovery of tax on assets paid and recovery of the benefit of tax loss carryforwards, the valuation allowance for recoverable tax on assets and of the valuation allowance for recoverable benefit of tax loss carryforwards was increased by $203,516 and charged to results of operations of the year ended December 31, 2004.

e. At December 31, 2003, the Company had taxable temporary differences related to deferred PTU, mainly inventories, for which the deferred PTU liabilities of approximately $54,000 had not been recorded because the Company believed that they would not reverse due to the continued nature of its operations. As a result of the tax amendments published on December 1, 2004, the Company recorded a net deferred PTU liability of $46,064 related to inventory temporary differences, since cost of sales will now be deducted in place of inventory purchases, as mentioned in paragraph two of this note, and to the effect of the amounts reduced from tax inventories for PTU calculation purposes, as mentioned in paragraph a. of this note.

There are also unquantified permanent differences, mainly from the restatement of fixed assets, that will have an effect on future PTU payments.

f. Tax loss carryforwards and recoverable tax on assets paid for which the deferred income tax asset and prepaid income tax, respectively, have been partially recognized can be recovered subject to certain conditions. Restated amounts as of December 31, 2004 and expiration dates are as follows:

Year of expiration	Tax loss carryforwards	Recoverable tax on assets
2005	$ 93,799	$ 82,629
2006	20,461	78,192
2007	57,979	92,441
2008	168,227	59,491
2009	91,078	61,484
2010	160,717	83,725
2011	226,679	71,526
2012	533,154	110,763
2013	116,521	116,033
2014	46,122	116,780
	$ 1,514,737	**$ 873,064**

16. Commitments

The Company has entered into operating leases for land, for indefinite periods where some of its stores and restaurants are located. Rents are calculated as a percentage of sales ranging from 1% to 4%.

In 2004 and 2003, rental expense was approximately $657,954 and $585,549, respectively.

17. Contingencies

In 1992, the Company, acquired its subsidiary Blanes, S. A. de C. V. ("Blanes") which, at that time, owned 89 stores. In order to indemnify the Company against possible future losses resulting from pre-acquisition contingent liabilities, the former shareholders of Blanes established a deposit for an agreed upon term of three years. At the end of the period, the Company and the former shareholders disagreed on the amounts to be settled under the terms of the indemnity agreement determined by independent accountants, which resulted in the former shareholders commencing legal proceedings. During 2003, the legal process ended following a verdict, which upheld the Company's challenge, under constitutional law, of the propriety of the legal proceedings. In March 2004 the Company was notified of a new lawsuit filed by the former shareholders, in the amount of $150,000, which was the amount of the original deposit established, plus the payment of an accrued amount, as calculated by the former shareholders, *based upon the Treasury Note (CETES) rate in effect at the payment due date, multiplied by two, for each 28-day period from* February 9, 1996 until full reimbursement of the amount owed to the vendors. The Company intends to vigorously defend against the lawsuit including, the methodology used by the former shareholders to calculate penalty interest which, the Company believes, was not in accordance with the original contract. The Company has created a provision of $202,440, in addition to an amount of $27,543 previously deposited, for a total amount of $229,983. Company's management believes the amounts provided against the potential risks from this lawsuit would be sufficient in the event of an adverse ruling. Currently, the lawsuit is in the evidence admission stage at the trial level.

18. Subsequent event

On February 11, 2005 the Company announced the suspension of operations of its subsidiary PSMT México, S. A. de C. V., which it intends to conclude on February 28, 2005. The estimated expenses that will be incurred are $10,278 (unaudited), net of income tax. The condensed financial information of the subsidiary, which is included in these consolidated financial statements as of December 31, 2004, is:

Balance sheet		**2004**
Current assets	$	111,315
Fixed assets		137,566
Current liabilities		(100,569)
		148,312
Stockholders' equity	**$**	**135,853**

Statement of income		**2004**
Revenues	$	272,322
Costs and expenses		(305,719)
Taxes		(13,342)
Net loss	**$**	**(46,739)**

19. New accounting principles

In January 2004, the IMCP issued revised Bulletin D-3, "Labor obligations" ("D-3"), which replaces the concept of unforeseen severance payments that are recognized in earnings of the period in which the payment decision is made, with that of "Severance payments at the end of the work relationship", defined as payments granted to employees when they conclude their labor relationship before reaching retirement age.

Revised D-3 is mandatory as of January 1, 2005, but grants the option to immediately recognize in earnings the resulting transition asset or liability, or to amortize it over the average remaining labor life of employees.

The Company has not fully assessed the effects of adopting this new rule.

* * * * * *

Board of Directors

Proprietary Members	Alternate Members
Ángel Losada M. Chairman of the Board and Executive President	Sergio Montero Q.
José Aguilera M.	María Eugenia Sidaoui D.
Ángel Alverde L.	José Alverde L.
Braulio Arsuaga L.	Braulio Arsuaga T.
Gonzalo Barrutieta L.	María Teresa Losada M.
Javier Fernández C.	Luis Fernández G.
Armando Garza S.	Justo de Diego Saenz de M.
Gilberto Perezalonso C.	Javier Molinar H.
Luis Rebollar C.	Juan Carlos Mateos D.
Roberto Salvo H.	Cheker Karam S.
Luis Santana C.	Arturo Treviño C.
Javier Martínez del Campo L. Secretary	Sergio Montero Q. Alternate Secretary
Ernesto Valenzuela E. Examiner	Francisco Pérez C. Alternate Examiner

Grupo Gigante S.A. de C.V.

...ército Nacional No. 769-A
...legación Miguel Hidalgo
...60, México D.F., México
...: (52) 55 5269 8000
...x: (52) 55 5269 8169
...gigante.com.mx

COTIZA EN BOLSA MEXICANA DE VALORES

GIGANTE*

Investor Relations

Erika Serrano R.
Phone: (52) 55 5269 8058
eserrano@gigante.com.mx

GRUPO
GIGANTE

English Translation of the Executive Summary of the 2004 Annual Report submitted to the CNBV and to the BMV on June 29, 2005, according to the General Rules issued by the CNBV.

The Company is one of the leading self-service chains in Mexico that offers groceries, clothing and general merchandise. As of December 31, 2004, the Company operates 260 self-service stores throughout Mexico under the following formats: Gigante, Bodega Gigante, SuperGigante and SuperPrecio. It also operates eight Gigante stores in Los Angeles, California. Likewise, the Company operates 42 Toks restaurants, five specialties restaurants and through joint venture agreements, three "PriceSmart" membership stores, 103 Office Depot stores and 98 Radio Shack stores.

The Company was organized and opened its first store in 1962. Since its incorporation, the Company has expanded its operations and selection of products and services through acquisitions, openings of new stores and the development of new store formats. The four main formats are hypermarkets Gigante, Bodega Gigante stores, SuperGigante supermarkets and SuperPrecio stores. These formats correspond to various sizes, services rendered, product variety, location and clients targeted. Together, these four different formats represented 86.4% of the Company's income during 2004.

Summary of Financial Information

During 2004, sales were $31,723 million pesos, representing a decrease of 3.0% compared to 2003. Same store sales during 2004 decreased 3.4% compared to the previous year. Gross margin was 22.3% during 2003, 120 basis points above the one registered in 2003.

Operating expenses increased 0.4% during 2004 (without including depreciation and amortization). As a percentage of net sales, operating expenses represented 19.4%, 80 point basis higher than those registered during 2003.

Income from operations during 2004 was 12.0% higher than that registered in 2003. During 2004, operating cash flow generated was 10.9% higher than the one of the previous year.

Consolidated net income for the year 2004 referred to sales was 1.3%, 23.1% higher than the previous year. Provisions for taxes during 2004 amounted to 239 million pesos in accordance with the accounting principle set forth in Bulletin D-4 issued by the Mexican Institute of Public Accountants.

Market Characteristics

The Mexican self-service market is characterized by the variety of its consumers, based on their different income levels. This industry provides services through: (i) modern formats such as supermarkets, department stores, hypermarkets and membership supermarkets; (ii) traditional formats, such as small independent stores; and (iii) informal facilities such as provisional markets and street salesmen. The large size of the informal sector estimated to be approximately 50% of the Mexican market, represents a significant opportunity for the Company to obtain a higher market share, provided that consumers prefer improved services, a greater variety of products and more competitive prices which are offered by large self-service stores. The use of various formats and its multi-regional coverage enables the Company to target different consumers through the selection of the appropriate format for each location.

Competitive Strengths

The Company deems that its good position in the Mexican market is mainly due to the following:

National Coverage. With operations in 85 cities in Mexico, the Company has a presence in the 32 states of the country.

International presence: As of December 31, 2004, the Company operated in eight locations in the Los Angeles, California area (Gigante USA) and in Central America through Office Depot stores, four in Guatemala, three in Costa Rica and two in El Salvador.

Diversity of Formats. The various formats of the Company's stores, which include Gigante hypermarkets, Bodega Gigante, SuperGigante supermarkets, SuperPrecio stores, Gigante USA supermarkets, PriceSmart membership stores, Office Depot stores, Radio Shack stores, and Toks restaurants, enable the Company to increase its market share by addressing the different needs of its customer base in each of the markets where the Company operates. Each format is designed to target a different sector according to its economic and social characteristics, resulting in different price ranges, store sizes, products and additional services offered.

Gigante hypermarkets are designed for the largest segment of consumers with different income levels, while Bodega Gigante stores target consumers with medium and low income levels, SuperGigante supermarkets are designed for consumers with medium to high income levels and SuperPrecio stores are directed to consumers with lower income levels.

Gigante USA supermarkets target the Latin American community in the Los Angeles, California area. Office Depot and Radio Shack stores address certain specific consumers needs, such as office and stationery products and electronic appliances, respectively. As a complement to its various formats, the Company also operates a chain of family and specialty restaurants, many of which are located next to or near to the stores, providing consumers with an additional incentive to purchase in the Company's stores. PriceSmart membership stores operate under membership requirements and target family and small businesses. However, in accordance with the profitability principle of the Company implemented during recent years, as of February 2005, it decided to close PriceSmart stores.

Recognized Brand Name. Through continuous marketing and media campaigns and supported by the Company's national geographic coverage, the "Gigante" brand name is widely recognized by Mexican people and it has expanded to the Latin American population in the area of Los Angeles, California. The "Gigante" brand name is frequently linked to value and service, with high recognition throughout Mexico, enabling the Company to attract new clients when it opens a new store and to more efficiently conduct its marketing and promotional campaigns.

Significant Joint Venture Partners. The Company recognizes that its competitive strengths are supported by the soundness of its joint venture partners. The Office Depot stores, a result of the joint venture with Office Depot, Inc., commenced their operations in 1994 and are the format that has grown most rapidly with a total of 2 distribution centers, 92 stores in operations in 51 cities within Mexico, and in Central America, two in Guatemala, three in Costa Rica and two in El Salvador. Likewise, in 1992, the Company entered into a joint venture with Tandy International Corp. and currently operates 98 Radio Shack stores and 44 franchises in 47 Mexican cities.

Technological Platform

The Company is currently focusing on operational processes through IT solutions and through its technological partner SAP *(Sistemas y Aplicaciones en Procesamiento de Datos)*. Besides providing its software platform, SAP has promoted the use of best practices in order to support the Company's efficient operation. The implementation of SAP is part of the Company's global strategy to reach competitive levels through the integration and consolidation of its systems, interphase and information, since it connects all the Conpany's processes. Implementation of SAP is believed to be one key element to support the Company's performance in the competitive environment, since it reinforces competitiveness through a continue improvement project.

Value Added Services

Value added services offered by the Company are designed to increase the amount of consumers in the stores and to generate higher income. These services, offered in the Company's stores, are designed to improve consumers' satisfaction by offering convenient and easy ways to purchase different products known as "purchases in the same place". Among the value added services offered by the Company are the following: bakeries, *tortillerias*, pharmacies, butcher stores, bank branches, ATM, credit cards issued by financial institutions with the Company's brand, sale of Gigante vouchers, sending and reception of money transfers and change of checks, merchandise keeping services, home delivery, prepaid gift cards, photo labs, laundries, eye care stores, tire stores, small restaurants as well as payment of services such as telephone and cable TV bills as well as certain taxes. Likewise, there is a place to receive payment of tax on real estate within the facilities of the Cuitláhuac Gigante store in Mexico, Federal District.

List of contents of the 2004 Annual Report submitted to the CNBV and to the BMV on June 29, 2005, according to the General Rules issued by the CNBV.

For a complete version of this Annual report, please refer to www.bmv.com.mx or http://emisnet.bmv.com.mx/informes/infoanua_5436_2005.pdf.

I. **GENERAL INFORMATION**
a) Glossary of Terms and Definitions
b) Executive Summary
c) Risk Factors
d) Other Securities Registered in the National Registry of Securities (RNV)
e) Significant Changes to the Rights of the Securities Registered in the National Registry of Securities (RNV)
f) Use of Proceeds
g) Public Documentation
II. **THE COMPANY**
a. History and Development
b. Business Description
i. Main Activities
ii. Distribution Channels
iii. Licenses, Trademarks and other Agreements
iv. Principal Clients
v. Applicable Law and Fiscal Regime
vi. Human Resources
vii. Environmental Developments
viii. Market Information
ix. Corporate Structure
x. Description of Principal Assets
xi. Judicial, Administrative or Arbitration Proceedings
xii. Capital Stock
xiii. Dividends
III. **FINANCIAL INFORMATION**
a) Selected Financial Information
b) Financial Information by Business, Location and Export Sales
c) Report on Relevant Debt
d) Management and Director's Analysis of the Operating Results and Financial Position of the Company
i. Operating Results
ii. Financial Position, Liquidity, and Capital Resources
iii. Internal Controls
e) Sensitive Accounting Estimates

IV. **MANAGEMENT**
a) External Auditors
b) Related Parties Transactions
c) Management and Stockholders
d) Corporate By-Laws and other Agreements

V. **STOCK EXCHANGE**
a) Capital Stock Structure
b) Company's Shares on Stock Exchange

VI. **RESPONSIBLE PERSONS**

VII. **EXHIBITS**
a) Audited Financial Statements
b) Examiner's Report
c) Auditor's Statement

List of contents of the 2004 Compliance Report with the Best Corporate Practice Code submitted to the CNBV and to the BMV on June 29, 2005, according to the New General Rules issued by the CNBV.

For a complete version of this Annual report, please refer to www.bmv.com.mx or http://www.bmv.com.mx/BMV/JSP/sec5_codigomp2.jsp?opcion=2&folioxprefijo=4936&fecha=2005-06-29_13:17:00.0&prefijo=codigomp

Introduction

I. Board of Directors
I.1 Functions
I.2 Organization
I.3 Structure
I.4 Activities
I.5 Obligations of Members

II. Evaluation and Compensation
II.1 General Functions
II.2 Operating Matters

III. Auditing
III.1 General Functions
III.2 Selection of Auditors
III.3 Financial Information
III.4 Internal Controls
III.5 Compliance with Provisions

IV. Planning and Finance
IV.1 General Functions
IV.2 Operating Matters

V. Disclosure of Information to Shareholders
V.1. Information and Agenda of the Shareholders' Meeting
V.2. Information and Communication between the Board of Directors and Shareholders

July 28, 2005

2Q05 EARNINGS RELEASE

Figures appearing in this document are expressed in millions of Mexican pesos of purchasing power as of June 30, 2005, unless otherwise specified. Figures may vary due to rounding.

During the second quarter of the year, the Group's total sales were 7,300 million pesos, a decline of 4.23% in real terms compared to the same period of 2004. Additionally, same store sales for the quarter decreased 5.10% in real terms. In cumulative terms, total sales fell 3.73% in real terms.

The Company's sales have been negatively affected, in large part, due to aggressive competition within the marketplace, the calendar effect with respect to Holy Week and by the reduction in the sales floor area in our self-service stores, as a result of store closures, as was the case with PriceSmart, reconversions or rennovations. Nevertheless, we will continue with our plan to remodel stores as we have seen a positive trend in our remodeled units.

During the quarter, gross profit reached 1,605 million pesos, a reduction of 5.1%, in real terms versus the same quarter of the previous year. This was due to the contraction in sales. However, the gross margin remained stable, declining only 20 basis points.

Operating expenses for the quarter increased 6.07% in real terms, primarily due to the expansion of our other business formats. As a result, operating income as a percentage of sales declined by 230 basis points compared to the same period of 2004. Operating income was 21 million pesos for the quarter and 166 million pesos in cumulative terms. In our self-service business, we have been focusing our efforts on containing operating expenses by optimizing resources in order to achieve a higher level of efficiency, better execution and processes.

As a result, operating cash flow (EBITDA) decreased 45.90% during the quarter compared to the same period of the previous year, to reach 217 million pesos.

The comprehensive financing cost (CFC) for the quarter reached 105 million pesos, which is very similar to that of the same period of 2004.

As a result of the previously-mentioned factors, the Group registered a 161 million peso loss in net income during the quarter and a loss of 123 million pesos in cumulative terms.

In the month of May, we began dry food operations at our new Distribution Center in Tultitlán, Estado de México, and the refrigerated section will be operating in the third quarter. As a result, we have increased our logistics capacity to 73% square meters and 70% in terms of operating volume. In addition, we incorporated 500 more suppliers into this Center, which will result in benefits in our supply chain and, therefore, better prices for the consumer.

An important event that took place during the quarter was the implementaton of the SAP for fresh and dry products in the northern and western regions. It is worth mentioning that this process was completed prior to the deadline and that we will conclude the process throughout the entire self-service chain during the third quarter of 2005. This is fundamental for successfully achieving the efficiencies that we have been proposing since 2004. Currently, the areas of operations, logistics, distribution, purchasing, management and accounting operate on this technological platform.

The company's operating cash flow was primarily used to fund the 610 million peso investment in store openings and remodelings. In addition, we will continue with our expansion and remodeling plan.

In May of this year, Office Depot proudly celebrated ten years in Mexico, inaugurating its annivesary store as well as its new corporate offices in Santa Fe, a neighborhood in Mexico City, and reinforcing its position as a leader in the sale of stationary and office supply products in Mexico.

During the second quarter of 2005, the Group opened one Super Gigante in Tijuana; two SuperPrecio units in the metropolitan area of Mexico; three Office Depot stores in Matamoros, Durango and Mexico City; five Radio Shacks, one in Estado de México, two in Torreón and two in Cancun; and three Toks, one in Cancun and two in the Mexico metropolitan area. By the end of the period, the total number of units rose to 534, with a total sales floor area of 1,142,829 m^2.

As of June 30, 2005, the number of units and sales floor area by format is as follows: 98 Gigante stores (580,869 m^2), 52 Bodegas Gigante (197,249 m^2), 64 Super Gigante units (142,547 m^2), 9 Gigante USA establishments (25,572 m^2), 50 SuperPrecio units (12,752 m^2), 106

Office Depot establishments (170,060 m²), 105 Radio Shack stores (13,779 m²) and 50 Toks Cafeterias (10,296 seats).

Contacts:

Grupo Gigante: Erika Serrano
Investor Relations
Tel.: +(52 55) 5269-8058
eserrano@gigante.com.mx

IR Communications: Sandra Yatsko
Tel: +(52 55) 5644-1247
sandra@irandpr.com

GRUPO GIGANTE

Gigante
Bodega Gigante
Super Gigante
Gigante USA
SuperPrecio D
Toks
Office Depot
RadioShack

GRUPO GIGANTE, S. A. DE C. V. AND SUBSIDIARIES

Thousands of Mexican pesos of purchasing power of as June 2005

QUARTERLY RESULTS	Apr- Jun 05	Apr - Jun 04	% Change
NET SALES	7,300,190	7,623,027	-4.2%
GROSS PROFIT	1,603,607	1,689,581	-5.1%
OPERATING INCOME	20,706	197,293	-89.5%
EBITDA	216,670	400,511	-45.9%
COMPREHENSIVE FINANCING COST	105,152	104,864	0.3%
INCOME TAX PROVISION	25,353	24,428	3.8%
NET INCOME	- 161,243	47,703	-438.0%
FINANCIAL POSITION	**2005**	**2004**	**% Change**
TOTAL ASSETS	22,148,876	22,024,845	0.6%
CURRENT ASSETS	6,217,133	6,170,896	0.7%
CASH & CASH EQUIVALENTS	294,446	262,895	12.0%
INVENTORIES	4,410,301	4,029,571	9.4%
OTHERS	1,512,386	1,878,430	-19.5%
NON CURRENT ASSETS	15,931,743	15,853,949	0.5%
TOTAL LIABILITIES	9,151,983	8,821,171	3.8%
CURRENT LIABILITIES	6,225,555	5,538,971	12.4%
TRADE ACCOUNTS PAYABLE	4,554,894	3,959,428	15.0%
BANK LOANS	759,354	705,241	7.7%
OTHER LIABILITIES	911,307	874,302	4.2%
LONG TERM LIABILITES	1,825,139	2,078,456	-12.2%
BANK LOANS	1,726,625	1,965,447	-12.2%
OTHER LIABILITIES	98,514	113,009	-12.8%
DEFERRED LIABILITIES	1,101,289	1,203,744	-8.5%
SHAREHOLDERS' EQUITY	12,996,893	13,203,674	-1.6%
FINANCIAL RATIOS			
INVENTORY DAYS	69.0	60.9	
ACCOUNTS PAYABLE DAYS	71.3	59.8	
NET INCOME PER SHARE * (PESOS)	-16.4%	4.9%	
EBITDA PER SHARE * (PESOS)	22.1%	41.0%	
GROSS MARGIN	22.0%	22.2%	
OPERATING MARGIN	0.3%	2.6%	
NET MARGIN	-2.2%	0.6%	
INTEREST BEARING LIABILITIES TO STOCKHOLDERS' EQUITY	19.4%	20.6%	
TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	70.4%	66.8%	
*SHARES OUTSTANDING	982,615,977	977,654,977	